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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

MicroFinancial Incorporated
(Name of Subject Company)

MicroFinancial Incorporated
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

595072109
(CUSIP Number of Class of Securities)

Richard F. Latour
President and Chief Executive Officer
MicroFinancial Incorporated
16 New England Executive Park
Burlington, Massachusetts 01803
(781) 994-4800
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Matthew C. Dallett
Edwards Wildman Palmer LLP
111 Huntington Avenue
Boston, Massachusetts 02199-7613
(617) 239-0100

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address

        The name of the subject company is MicroFinancial Incorporated, a Massachusetts corporation ("MicroFinancial," "MFI" or the "Company"). The address of MicroFinancial's principal executive offices is 16 New England Executive Park, Burlington, Massachusetts 01803, and its telephone number is (781) 994-4800.

Securities

        This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this "Schedule") relates to the common stock, par value $0.01 per share, of MicroFinancial. As of December 13, 2014, there were 14,433,154 shares of MicroFinancial common stock issued and outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address

        The name, business address and business telephone number of MicroFinancial, which is the subject company and the person filing this Schedule, are set forth in Item 1, under the heading "Name and Address," above.

Tender Offer

        This Schedule relates to the cash tender offer by MF Merger Sub Corp., a Massachusetts corporation ("Purchaser"), and wholly-owned subsidiary of MF Parent LP, a Delaware limited partnership ("Parent"), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended from time to time, the "Schedule TO"), filed by Purchaser, Parent and certain of their affiliates with the Securities and Exchange Commission (the "SEC") on December 19, 2014, pursuant to which Purchaser is offering to purchase all of the issued and outstanding shares of MicroFinancial common stock at a price per share of $10.20, net to the holder thereof in cash, without interest thereon (the "Offer Price"), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 19, 2014 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 13, 2014 (as such agreement may be amended and in effect from time to time, the "Merger Agreement"), by and among Parent, Purchaser and MicroFinancial. The consummation of the Offer is subject to various conditions, including there being validly tendered and not withdrawn, prior to the expiration of the Offer, a number of shares of MicroFinancial common stock that represent, together with any shares already owned by Parent or Purchaser and together with 258,675 shares being contributed to Parent after the consummation of the Offer under the terms of the Contribution Agreement described under Item 3 of this Schedule (the "Contribution Shares"), at least two-thirds (66 2/3%) of the outstanding shares of MicroFinancial common stock on a fully-diluted basis (as calculated pursuant to the Merger Agreement). The time that Purchaser first accepts for payment shares of MicroFinancial common stock is referred to in this Schedule as the "Acceptance Time." The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement and in accordance with the Massachusetts Business Corporation Act (the "MBCA"), Purchaser will merge with and into MicroFinancial (the "Merger"). As a result of the

Merger, at the effective time of the Merger (the "Effective Time"), each issued and outstanding share of MicroFinancial common stock that is not tendered pursuant to the Offer will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (other than (i) shares of MicroFinancial common stock that are held by Parent, Purchaser or MicroFinancial or any wholly-owned subsidiary of any of them, including the Contribution Shares, and (ii) shares of MicroFinancial common stock that are held by shareholders who properly exercise appraisal rights, if any, under the MBCA). Following the Effective Time, MicroFinancial will continue as a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        As set forth in the Schedule TO, Purchaser's principal office address is 155 Federal Street, Suite 700, Boston, Massachusetts 02110. Parent's principal office address is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, New York 10105. Parent is an affiliate of Fortress Investment Group LLC (together with its affiliated entities, "Fortress").

        Information about the Offer, this Schedule, the Information Statement, the Schedule TO, the Merger Agreement and related materials with respect to the Offer can be found on MicroFinancial's website at www.microfinancial.com.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

        Except as set forth in this Item 3 or in the Information Statement of MicroFinancial attached to this Schedule as Annex I and incorporated herein by reference (the "Information Statement") or as otherwise incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between MicroFinancial or its affiliates and (i) MicroFinancial's executive officers, directors or affiliates or (ii) Fortress, Parent or Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to MicroFinancial's shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser's right to designate persons to the Board of Directors of MicroFinancial (the "MicroFinancial Board" or the "Board") other than at a meeting of the shareholders of MicroFinancial.

        In the case of each plan or agreement discussed below to which the terms "change in control" or "change of control" apply, the consummation of the Offer would constitute a change in control or change of control, as applicable.

Arrangements with Current Executive Officers and Directors of MicroFinancial

        In considering the recommendation of the MicroFinancial Board set forth in Item 4 below under the heading, "Recommendation of the MicroFinancial Board," the Company's shareholders should be aware that certain of MicroFinancial's executive officers and the members of the MicroFinancial Board may be deemed to have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger (sometimes referred to as the "Transaction"), that may be different from or in addition to those of MicroFinancial's shareholders generally. These interests may create potential conflicts of interest. The MicroFinancial Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement and to recommend that MicroFinancial's shareholders accept the Offer, tender their shares in the Offer and, to the extent required by applicable law, approve the Merger Agreement.

Cash Consideration Payable Pursuant to Offer

        If MicroFinancial's executive officers and directors tender any shares of MicroFinancial common stock that they own for purchase pursuant to the Offer, they will receive the same cash consideration per share of common stock on the same terms and conditions as the other shareholders of MicroFinancial. As of December 13, 2014, MicroFinancial's executive officers and directors beneficially owned in the aggregate 5,709,083 shares of MicroFinancial common stock (excluding stock options and restricted stock units with respect to MicroFinancial common stock). If the executive officers and directors were to tender all 5,709,083 shares of MicroFinancial common stock beneficially owned by them for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Purchaser, the executive officers and directors would receive an aggregate of approximately $58,232,647 in cash.

        Below is a list of MicroFinancial's directors and executive officers as of the date hereof, stating their respective positions with the Company:

Name	Position
Richard F. Latour	President, Chief Executive Officer and Director
James R. Jackson, Jr.	Senior Vice President and Chief Financial Officer
Steven J. LaCreta	Vice President, Lessee Relations and Legal
Stephen J. Constantino	Vice President, Human Resources
Fritz von Mering	Non-Executive Chairman
Peter R. Bleyleben	Director
Brian E. Boyle	Director
Torrence C. Harder	Director
Alan Zakon	Director

        Directors of MicroFinancial who own an aggregate of 5,014,674 shares of MicroFinancial common stock have entered into a Tender and Support Agreement with Parent and Purchaser dated as of the date of the Merger Agreement pursuant to which such executive officers and directors have agreed to tender into the Offer all shares of MicroFinancial common stock beneficially owned by them and not to withdraw any such shares previously tendered. This Tender and Support Agreement is described in more detail in Item 4, under the heading "Intent to Tender." Pursuant to the terms of a Contribution, Non-Tender and Support Agreement, Messrs. Latour, Jackson and LaCreta have agreed not to tender any of the shares of MicroFinancial common stock they own into the Offer. This Contribution, Non-Tender and Support Agreement is described in more detail in this Item 3 under the heading "Contribution, Non-Tender and Support Agreement."

MicroFinancial Stock Options and Other Stock Awards

        The Merger Agreement provides that each option to purchase shares of MicroFinancial common stock that is outstanding immediately prior to the Effective Time and that is not then vested and exercisable, including stock options held by MicroFinancial's executive officers and directors, will become fully vested and exercisable fifteen days prior to the Effective Time. At the Effective Time, each option to purchase MicroFinancial common stock that remains outstanding immediately prior to the Effective Time will be cancelled immediately following the Effective Time in exchange for a lump sum cash payment equal to $10.20 less the exercise price per share for the option multiplied by the number of shares issuable under the option, subject to any applicable tax withholding requirements. As of December 13, 2014, MicroFinancial's executive officers held vested options to purchase an aggregate of 433,028 shares of MicroFinancial common stock, with exercise prices ranging from $2.30 to $5.85 per share and a weighted average exercise price of $3.72 per share, and held no unvested options. As of the same date, MicroFinancial's non-executive directors held no outstanding options.

        The Merger Agreement further provides that each restricted stock unit award with respect to MicroFinancial common stock that is outstanding immediately before the Effective Time, including restricted stock unit awards held by MicroFinancial's executive officers and directors, shall become fully vested and cancelled as of the Effective Time in exchange for the right to a cash payment of $10.20 per share of underlying MicroFinancial common stock, subject to any applicable tax withholding requirements. As of December 13, 2014, MicroFinancial's executive officers held unvested restricted stock units with respect to an aggregate of 130,239 shares of MicroFinancial common stock, and MicroFinancial's non-executive directors held no restricted stock units.

        The following table sets forth, as of December 13, 2014, based on a per share price of $10.20 in the Offer, the approximate cash consideration that each of the Company's executive officers would be entitled to receive (i) in exchange for cancellation of his options to purchase MicroFinancial common stock (assuming that each such executive officer does not otherwise exercise any outstanding and vested options prior to the Effective Time) and (ii) upon cancellation of his restricted stock unit awards outstanding as of the date hereof.

Name	Number of Shares Subject to Vested Stock Options (#)	Cash Consideration for Vested Stock Options ($)	Number of Shares Subject to Unvested Stock Options (#)	Cash Consideration for Unvested Stock Options ($)	Restricted Stock Units (#)	Total Value of Restricted Stock Units ($)(1)
Richard F. Latour	188,376	$1,173,856	—	—	61,176	$666,822
James R. Jackson, Jr.	112,317	$735,330	—	—	32,705	$357,221
Steven J. LaCreta	68,179	$458,314	—	—	18,413	$201,383
Stephen J. Constantino	64,156	$437,192	—	—	17,945	$196,272

(1)
Amounts in this column are inclusive of accrued dividends of $42,827 (Mr. Latour), $23,630 (Mr. Jackson), $13,570 (Mr. LaCreta) and $13,233 (Mr. Constantino) which become payable upon vesting of the restricted stock units, representing dividends on underlying shares since the grant date, and assume a single quarterly dividend of $0.08 per share payable prior to the Acceptance Time as contemplated under the Merger Agreement. Declaration of such a dividend remains subject to the discretion of the MicroFinancial Board.

        The acceleration of vesting and cancellation of MicroFinancial stock options, the acceleration of vesting and conversion of restricted stock units and the related cash payments to the holders of such options and restricted stock units pursuant to the Merger Agreement are in addition to any benefits following a "change in control" or "change of control" under any of the agreements or arrangements described below.

Scheduled Equity Awards

        Not included in the table above are certain equity awards that are scheduled to be made after the date of this Schedule but before the Acceptance Time. The following equity awards are scheduled to be made under MicroFinancial's annual long-term incentive plan in the usual course and consistent with past years, except that the number of units was calculated by dividing the dollar value of the award by the Offer Price, rather than the greater of the market price or the book value of MicroFinancial common stock as of the last day of the fiscal year. The restricted stock units subject to time-based vesting will vest over a five year period, and those subject to performance-based vesting provisions are subject to the achievement of certain growth targets in the Company's cash flow from operations in future years. However, both types of awards will become fully vested and cancelled as of the Effective

Time in exchange for the right to receive $10.20 in cash per underlying share, subject to applicable withholding tax obligations.

Name	Time-Based Vesting RSUs (#)	Performance-Based Vesting RSUs (#)	Value at Merger Price ($)
Richard F. Latour	7,228	7,228	$147,451
James R. Jackson, Jr.	4,908	2,454	75,092
Steven J. LaCreta	3,263	816	41,606
Stephen J. Constantino	3,150	787	40,157

        If the grants reflected in the table above are made prior to the declared record date for a single quarterly cash dividend of up to $0.08 per share as contemplated by the Merger Agreement that may be paid at or prior to the Acceptance Time, and assuming such a dividend is in fact declared and paid by the Company Board, then the awards above would also pay accrued dividends in the amounts of up to $1,156 (Mr. Latour), $589 (Mr. Jackson), $326 (Mr. LaCreta) and $315 (Mr. Constantino) upon vesting at the Effective Time.

        In addition, the annual compensation package for members of the MicroFinancial Board includes a stock grant made in January of each year for the prior year's board service, valued at $45,000. Each non-executive director of the MicroFinancial Board is scheduled to receive a grant of 4,412 shares of MicroFinancial common stock under this policy prior to the Acceptance Time, which is calculated by reference to the Offer Price.

Description of Employment Agreements with MicroFinancial

        MicroFinancial has entered into employment agreements with each of its executive officers: Richard F. Latour, its President and Chief Executive Officer; James R. Jackson, Jr., its Senior Vice President and Chief Financial Officer, Steven J. LaCreta, its Vice President, Legal and Vendor/Lessee Relations; and Stephen J. Constantino, its Vice President of Human Resources. In connection with the Merger Agreement, the employment agreements entered into by Messrs. Latour, Jackson and LaCreta have been amended by the Amended and Restated Employment Agreements (described under the heading "—Amended and Restated Employment Agreements" below), which will become effective as of the closing of the transactions contemplated by the Merger Agreement.

        Richard F. Latour.    Under the current employment agreement with Mr. Latour, in the event of the termination of his employment by the Company without cause or by Mr. Latour for specified good reason, the Company will pay him severance payments equal to three times his highest base salary during the employment period, in two equal payments, on the first and second anniversaries of his date of termination. In addition, Mr. Latour would be entitled to a prorated payment of his base salary to the date of termination and a prorated percentage of the annual bonus amount paid to him for the prior year. Further, his outstanding stock options and other equity awards would remain outstanding, without termination as a result of his termination of employment. Except in cases where his employment is terminated for cause or by his death, Mr. Latour would be entitled to receive a continuation of health and disability benefits until the earlier of his death or his 65th birthday, but those amounts would be offset by any benefits provided by a new employer. As used in Mr. Latour's employment agreement, "for good reason" means generally the assignment to him of material duties inconsistent with his position, authority, duties or responsibilities; a material reduction in base salary; moving him to a location outside of the metropolitan Boston, Massachusetts area; and the Company's failure to require a successor to assume all obligations under the employment agreement. In exchange for these payments, Mr. Latour had agreed not to compete in certain aspects with the Company for two years following the termination of his employment.

        If, in connection with a payment under his employment agreement, Mr. Latour incurs any excise tax liability on receipt of "excess parachute payments" as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), the Company would make gross-up payments to return him to the after-tax position he would have been in if no excise tax has been imposed.

        Other Executives.    MicroFinancial also has previously entered into separate employment agreements with Messrs. Jackson, LaCreta and Constantino, which are designed to provide an incentive to each executive to remain with us pending and following a "change of control". Each employment agreement provides that if a change of control occurs, the employment period will be one year following the change of control, with automatic extensions upon the expiration of the initial one-year term for successive one-month periods. Pursuant to each employment agreement, the executive will be entitled to receive an annual base salary of not less than twelve times the highest monthly base salary paid or payable to the executive within the twelve months preceding the change of control, as well as participation in bonus, incentive and benefits plans generally no less favorable than those provided or available to the executive prior to the change of control. If the executive's employment is terminated by the Company other than for cause, death or disability, or is terminated by the executive for specified good reason within two years following a change of control, the Company will pay the executive, in a lump sum, the aggregate of the following amounts: (i) 150% of annual base salary; (ii) any other compensation or bonus previously deferred by the executive together with any accrued interest or earnings on those amounts; and (iii) any accrued vacation pay. In addition, the Company would continue to provide health benefits to the executive and the executive's family for at least six months and, if longer, until the next renewal date of the employment agreement.

        If, in connection with a payment under the employment agreement, the executive incurs any excise tax liability on receipt of "excess parachute payments" as defined in Section 280G of the Code, the Company would make gross-up payments to return him to the after-tax position he would have been in if no excise tax has been imposed.

        Each of the employment agreements described above was amended prior to the execution of the Merger Agreement in order to address certain matters relating to Section 409A of the Code. MicroFinancial does not consider these amendments to be material.

        The summary of the employment agreements and amendments contained herein is qualified by reference to the agreements with each of these executive officers, which are filed herewith as Exhibits (e)(4)(i) through (e)(4)(x) and are incorporated herein by reference.

        Amended and Restated Employment Agreements.    Concurrently with the execution and delivery of the Merger Agreement, Messrs. Latour, Jackson and LaCreta entered into amended and restated employment agreements with the Company in order to continue their employment with the Company following the Merger on substantially the same economic terms as provided for in their existing agreements with the Company. The amended and restated employment agreements will become effective upon the completion of the Merger for a term of one year, with automatic renewals upon each succeeding anniversary of the closing unless either party gives at least 90 days' notice prior to a scheduled expiration that the term will not be extended. Mr. Latour's initial base salary will be $368,639, with annual increases determined by reference to regional consumer price index increases; Mr. Jackson's initial base salary will be $250,327; and Mr. LaCreta's initial base salary will be $166,419. Each executive will also be eligible to participate in an annual bonus program. Mr. Latour's agreement sets his target annual bonus at 80% of his annual salary for 2015 and 120% of his annual salary thereafter. Mr. Jackson's agreement sets his target annual bonus at 40% of his annual salary for 2015 and 60% of his annual salary thereafter. Mr. LaCreta's agreement sets his target annual bonus at 25% of his annual salary for 2015 and 37.5% of his annual salary thereafter. In lieu of the Company's current quarterly discretionary bonus plan, the executives will receive four quarterly payments of $41,454 (Mr. Latour), $17,766 (Mr. Jackson), or $8,883 (Mr. LaCreta) during 2015, subject to continued employment on each payment date. Each executive will be entitled to certain payments in the event his employment is terminated without cause, or by the executive for good reason, including payments of 300% (for Mr. Latour) or 150% (for Mr. Jackson and Mr. LaCreta) of base salary, a prorated percentage of the bonus, and continuation of certain benefits for a period.

        In addition, Parent will also have available for grant so-called "profits interests" for up to 12% of the fully diluted, outstanding equity of Parent. Parent has informed the Company that it expects to grant up to 58.3% of the reserved equity pool available for issuance upon the consummation of the Merger. Of the profits interests granted, 45% will vest over five years following the date of grant, and 55% will vest subject to the attainment of certain performance targets. Parent has informed the Company that it currently intends to make the following grants of profits interests: 3.5% to Mr. Latour, 2.0% to Mr. Jackson, and 1.5% to Mr. LaCreta.

        The summary of these employment agreements contained herein is qualified by reference to the agreements with each of these executive officers, which are filed herewith as Exhibits (e)(5)(i) through (e)(5)(iii) and are incorporated herein by reference.

Indemnification of Officers and Directors

        Section 2.02(b)(4) of the MBCA provides that a corporation may, in its articles of organization, eliminate or limit a director's personal liability to the corporation for monetary damages for breaches of fiduciary duty as a director, except in circumstances involving (1) a breach of the director's duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) improper distributions, and (4) transactions from which the director derived an improper personal benefit.

        Section VI(e) of MicroFinancial's Articles of Organization provides that no director shall be personally liable to the Company or its shareholders for monetary damages for any breach of fiduciary duty as a director, except for any matter in respect of which a director shall be liable under the Massachusetts corporation law or shall be liable by reason that, in addition to any and all other requirements for such liability, the director (i) shall have breached his duty of loyalty to the corporation or its stockholders, (ii) shall not have acted in good faith or, in failing to act, shall not have acted in good faith, (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or knowing violation of law, or (iv) shall have derived an improper personal benefit.

        Section 8.51 of the MBCA permits a corporation to indemnify a director if the individual (1) acted in good faith, (2) reasonably believed that his or her conduct was in the best interests of the corporation or at least not opposed to the best interest of the corporation, and (3) in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 8.51 also permits a corporation to indemnify a director for conduct for which such individual is or would be exculpated under the charter provision referred to above, whether or not the director satisfied a particular standard of conduct. Section 8.56 of the MBCA permits a corporation to indemnify an officer (1) under those circumstances in which the corporation would be allowed to indemnify a director and (2) to such further extent as the corporation chooses provided that the liability does not arise out of acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law. This broader permissible indemnification for officers also is available for a director who is an officer if the individual becomes party to a proceeding on the basis of an act or omission solely as an officer. Section 8.55 of the MBCA mandates that the determination that an award of indemnification is appropriate in a particular circumstance be made by (1) a majority vote of all disinterested directors or a majority of a committee of disinterested directors (in each case, if there are at least two disinterested directors), (2) special legal counsel, or (3) the shareholders, exclusive of stock owned by an interested director.

        Prior to the final disposition of a proceeding involving a director or officer, Sections 8.53 and 8.56 of the MBCA allow a corporation to pay for or reimburse reasonable expenses. As a condition, the director or officer must deliver a written undertaking to repay the funds if the individual is determined not to have met the relevant standard of conduct, which determination is made in the same manner as the determination of whether an individual is entitled to indemnification. This undertaking may be accepted without security and without regard to the individual's financial ability to make repayment. Another condition to advancement of expenses is that the individual submit a written affirmation of his or her good faith that he or she has met the standard of conduct necessary for indemnification (or that the matter involved conduct for which liability has been eliminated pursuant to the charter exculpation provision referred to above).

        The MBCA allows a corporation to obligate itself (1) to indemnify a director or officer and (2) to provide advancement of expenses to such an individual. Such a commitment may be made in the corporation's charter or bylaws or in a resolution adopted, or a contract approved, by the board of directors or the shareholders. Section 7 of MicroFinancial's by-laws provides that the Company shall indemnify its directors and officers to the extent legally permissible against all liabilities and expenses incurred by such persons by reason of having been such a director or officer, except with respect to any matter as to which the director or officer shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that the director's or officer's action was in the best interests of the corporation. In addition, as to any matter disposed of by a compromise payment by such director or officer pursuant to a consent decree or otherwise, no indemnification for said payment or for any other expenses shall be provided unless (a) such compromise shall be approved as in the best interests of the corporation by a disinterested majority of the directors then in office or by the holders of a majority of the outstanding stock of the corporation, exclusive of stock owned by any interested director or officer, or (b) there shall have been obtained at the request of a majority of directors then in office an opinion of independent legal counsel to the effect that such director or officer appears to have acted in good faith in the reasonable belief that his or her action was in the best interests of the corporation. Expenses reasonably incurred by any such director or officer in connection with the defense or disposition of any such action, suit or other proceeding may be paid from time to time by the Company in advance of final disposition.

        Sections 8.52 and 8.56(c) of the MBCA mandate indemnification for reasonable expenses, regardless of whether an individual has met a particular standard of conduct, in connection with proceedings in which a director or officer is wholly successful, on the merits or otherwise. Furthermore, Section 8.54 of the MBCA provides that a court may direct a corporation to indemnify a director or officer if the court determines that (1) the director or officer is entitled to mandatory indemnification under the MBCA, (2) the director or officer is entitled to indemnification pursuant to a provision in the corporation's charter or bylaws or in a contract or a board or shareholder resolution, or (3) it is fair and reasonable to indemnify the director or officer, regardless of whether he or she met the relevant standard of conduct.

        MicroFinancial maintains directors' and officers' liability insurance which may protect the directors and officers against costs and liabilities imposed upon them in their roles with the Company, including in circumstances under which indemnification would not be permitted under the MBCA.

        The Merger Agreement provides that any rights to indemnification or exculpation existing in favor of, and all limitations on the personal liability of each present and former director, officer, employee, fiduciary or agent of MicroFinancial and its subsidiaries provided for in their respective organizational documents, in effect as of the Acceptance Time, shall continue in full force and effect (and with respect to MicroFinancial, shall be reflected in the applicable organizational documents), for a period of six years after the Acceptance Time. During that period, Parent shall not, nor shall it permit the surviving corporation to, amend, repeal or otherwise modify such provisions for indemnification in any manner that would materially and adversely affect the rights of any individual who at any time on or before the Acceptance Time was a director, officer, employee, fiduciary or agent of MicroFinancial or its subsidiaries in respect of actions or omissions occurring at or before the Acceptance Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law. In the event any claim or claims are asserted or made either before the Acceptance Time or within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

        The Merger Agreement also provides that before the Effective Time, MicroFinancial shall, to the fullest extent permitted under applicable laws and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time until the sixth anniversary of the Effective Time, Parent and the surviving corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director or officer of MicroFinancial and its subsidiaries against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, investigation or proceeding (whether arising before or after the Effective Time), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacities as officers or directors, in each case occurring before the Acceptance Time (including the transactions contemplated by the Merger Agreement).

        MicroFinancial has agreed that at or before the Effective Time, it shall purchase directors' and officers' liability insurance to provide its directors and officers with coverage for six (6) years following the Effective Time on terms acceptable to the Company so long as the aggregate cost of such insurance is less than 300% of the annual premium currently paid by the Company for its existing directors' and officers' liability insurance. Parent shall maintain, and shall cause the surviving corporation to maintain, such policy in full force and effect, and continue to honor the obligations thereunder. The Merger Agreement provides that these indemnification obligations shall not be terminated or modified in a way that adversely affects any indemnitee to whom the indemnification provisions apply without the consent of the affected person.

Section 16 Matters

        Pursuant to the Merger Agreement, MicroFinancial has agreed to take all steps reasonably necessary to cause any dispositions of the Company's equity securities pursuant to the transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by law.

Material Proceedings

        None.

Arrangements with Fortress

Confidentiality Agreement

        On July 25, 2014, MicroFinancial and Fortress Investment Group LLC, on behalf of itself and certain funds managed by it or its affiliates, entered into a confidentiality agreement (the "Confidentiality Agreement") pursuant to which, in addition to other matters, Fortress agreed to keep confidential all information furnished to it or its representatives by MicroFinancial, to use such material solely for purposes of evaluating and negotiating a possible transaction between the parties, and not to disclose that discussions are taking place concerning a possible negotiated transaction between the parties or the status thereof. Fortress also agreed that during the term of the Confidentiality

Agreement, unless the MicroFinancial Board consented in advance, neither Fortress' Credit Business nor anyone acting on its behalf would directly or indirectly,

  •
  acquire or offer to acquire beneficial ownership of any securities or assets of MicroFinancial, including rights or options to acquire such ownership;

  •
  seek or propose to influence, advise, change or control the management, board of directors, governing instruments or policies or affairs of MicroFinancial, including by means of the solicitation of proxies, or seeking to influence, advise or direct the vote of any holder of voting securities of MicroFinancial;

  •
  enter into any discussions, negotiations, arrangements or understandings with, or advise, assist or encourage, any third party with respect to the foregoing, or

  •
  disclose any intention, plan or arrangement to do any of the foregoing, or request MicroFinancial or any of its representatives, directly or indirectly, to amend, waive or terminate any provision of these "standstill" obligations.

These "standstill" obligations on the part of Parent would terminate if another party, unaffiliated with Fortress, initiates a tender or exchange offer for a majority of the outstanding shares of MicroFinancial's common stock which is not opposed by MicroFinancial, or if MicroFinancial publicly announces entering into a definitive agreement with a third party to merge with, or sell or otherwise dispose of all or substantially all of its assets.

        Additionally, Fortress also agreed that for a period of twelve months from the date of the Confidentiality Agreement, Fortress or its affiliates would not solicit to hire any senior employees of MicroFinancial, subject to certain exceptions.

        The obligations set forth in the Confidentiality Agreement expire on the earlier of the first anniversary of the date of the Confidentiality Agreement or Fortress' participation in the contemplated transaction. Under the terms of the Merger Agreement, until the Effective Time, the provisions of the Confidentiality Agreement will remain in full force and effect in accordance with its terms. The summary of the Confidentiality Agreement contained herein is qualified by reference to the Confidentiality Agreement, which is filed herewith as Exhibit (e)(6) and is incorporated herein by reference.

Merger Agreement

        The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase under the heading "The Merger Agreement" is incorporated herein by reference. The Offer to Purchase is being mailed to shareholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Merger Agreement contained in the Offer to Purchase, which describes the material terms of the Merger Agreement, is qualified by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

        Holders of MicroFinancial shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of shares of MicroFinancial common stock of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of shares of MicroFinancial common stock. None of the MicroFinancial shareholders or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates. Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Commitment Letter

        Parent has received a commitment letter (the "Commitment Letter") from Fortress Credit Opportunities Fund III (A) LP, Fortress Credit Opportunities Fund III (B) LP, Fortress Credit Opportunities Fund III (C) L.P., Fortress Credit Opportunities Fund III (D) L.P., Fortress Credit Opportunities Fund III (E) LP (the "Fortress Funds"), which are the holders of the equity interests in Parent, pursuant to which the Fortress Funds have severally agreed to provide funding to Parent in the form of equity or debt in their respective proportionate shares of the aggregate amount necessary for Purchaser to (a) accept for payment and pay for shares of MicroFinancial common stock tendered pursuant to the Offer at the Acceptance Time and (b) make the payments due to the holders of shares of MicroFinancial common stock, stock options and RSUs at or after the Effective Time. The Fortress Funds may arrange for third party financing of any or all of this amount, in which case their total commitment will be reduced to that extent. In addition to the other terms of the Commitment Letter, each Fortress Fund's obligation to provide such funding is also subject to the satisfaction or waiver by Purchaser or Parent of the conditions set forth in the Merger Agreement for consummation of the Offer and the Merger, respectively. The Fortress Funds' funding obligation under the Commitment Letter will terminate automatically upon the earlier to occur of the consummation of the closing of the Merger or the termination of the Merger Agreement in accordance with its terms.

        MicroFinancial is a third party beneficiary of the Commitment Letter solely to the extent that it is awarded specific performance, pursuant to the Merger Agreement, of Parent's obligation to cause the cash merger funds to be funded as described above, whereupon the Fortress Funds shall be severally obligated to pay their respective portions of the funding commitment.

        The foregoing summary is qualified in its entirety by reference to the Commitment Letter, a copy of which is filed as Exhibit (e)(7) hereto and which is incorporated herein by reference.

Representation on the Board

        If Purchaser accepts for payment the shares of MicroFinancial common stock tendered in the Offer, then promptly upon the Acceptance Time, Purchaser will be entitled to designate such number of directors on the MicroFinancial Board as will give Purchaser representation on the MicroFinancial Board equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (a) the number of shares of MicroFinancial common stock owned by Purchaser or Parent (including shares accepted for payment in the Offer), plus the shares being contributed to Parent under the Contribution Agreement described below, bears to (b) the total number of shares of MicroFinancial common stock then outstanding, provided that in no event will the designees so appointed represent less than a majority of the MicroFinancial Board. The Company has agreed to take all actions necessary to elect or appoint the Purchaser's designees, including using its best efforts to either increase the size of the board or to secure the resignations of the requisite number of existing directors, in order to enable the Purchaser's designees to be elected or appointed.

        Notwithstanding the foregoing, following the appointment of Purchaser's designees and until the Effective Time of the Merger, the Company will cause the Board to maintain at least three directors of the Company who are currently directors of the Company and who are "independent" pursuant to Nasdaq listing rules and applicable SEC regulations. After the time that Purchaser's designees are elected or appointed to the MicroFinancial Board as described above, and until the Effective Time of the Merger, the approval of a majority of these continuing directors shall be required to authorize (i) any amendment or termination of the Merger Agreement by MicroFinancial, (ii) any decrease in or change of the form of merger consideration, (iii) any extension of time for the performance of an obligation of Parent or Purchaser under the Merger Agreement, (iv) any waiver of compliance with any agreements or conditions in the Merger Agreement for the benefit of the Company, (v) any determination that could reasonably be expected to adversely affect the receipt of the merger consideration by shareholders of MicroFinancial, and (vi) any amendment to the Company's articles of organization or bylaws.

        The Information Statement attached as Annex I to this Schedule is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the MicroFinancial Board other than at a meeting of shareholders, and is incorporated herein by reference.

Top-Up Option

        Under the Merger Agreement, MicroFinancial has granted Purchaser an irrevocable option (the "Top-Up Option"), which Purchaser may exercise in certain circumstances following the consummation of the Offer to purchase additional shares of newly issued MicroFinancial common stock, such that following such purchase Purchaser and its affiliates would own one share of common stock more than 90% of the total shares of MicroFinancial common stock that would be then outstanding immediately after such issuance. See Section 8 of this Schedule for more information. If Purchaser acquires at least 90% of the issued and outstanding shares of MicroFinancial common stock in the Offer (including pursuant to the Top-Up Option), it may consummate the Merger under Section 11.05 of the MBCA without the approval of the MicroFinancial Board or shareholders.

Employee Matters

        Pursuant to the Merger Agreement, Parent has agreed that for a period of twelve months following the Effective Time, it will cause the surviving corporation to provide to each employee who remains employed after the Effective Time compensation, wages, salary, cash incentive opportunities, health and other welfare benefit plans, programs and arrangements (in each case excluding equity compensation and any defined benefit plan) that are substantially comparable, in the aggregate, to the compensation, wages, salary, cash incentive opportunities and health and other welfare benefits provided to such employee by MicroFinancial immediately before the Effective Time.

        Parent has further agreed to treat, and to cause the surviving corporation to treat, all service of employees with MicroFinancial or its subsidiaries attributable to any period before the Effective Time as service rendered to Parent, the surviving corporation or any subsidiary of Parent for all eligibility to participate and vesting purposes.

        In addition, Parent has agreed to use reasonable efforts to cause the surviving corporation to waive any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any health or similar plan of the surviving corporation with respect to the employees and their eligible dependents, to the extent waived under the corresponding plan in which employees participated immediately before the Acceptance Time, and any deductibles paid by employees under any of MicroFinancial's health plans in the plan year in which the Effective Time occurs shall be credited towards deductibles under the health plans of the surviving corporation.

        The Merger Agreement also provides, however, that except as provided in agreements entered into by employees with Parent, employees shall be considered to be employed by Parent "at will" and nothing shall be construed to limit the ability of Parent or the surviving corporation to terminate the employment of any employee. Furthermore, Parent shall have sole discretion in determining whether or when to terminate, merge or continue any employee benefit plans and programs of MicroFinancial. The applicable provisions are for the sole benefit of the parties to the Merger Agreement and are not for the benefit of any third party.

Contribution, Non-Tender and Support Agreement

        In connection with the Merger Agreement, Richard F. Latour, the Company's President and Chief Executive Officer, James R. Jackson, Jr., its Senior Vice President and Chief Financial Officer, and Steven J. LaCreta, its Vice President, Legal and Vendor/Lessee Relations (collectively, the "Contributing Shareholders"), entered into a Contribution, Non-Tender and Support Agreement, dated as of December 13, 2014, with Parent (the "Contribution Agreement"). The following summary of certain provisions of the Contribution Agreement is qualified in its entirety by reference to the Contribution Agreement itself, which is attached to this Schedule as Exhibit (e)(3) and is incorporated herein by reference. Shareholders and other interested parties should read the Contribution Agreement in its entirety for a more complete description of the provisions summarized below.

        Under the Contribution Agreement, each of the Contributing Shareholders has agreed to become a limited partner of Parent and to transfer, contribute and deliver to Parent 206,669 shares of MicroFinancial common stock (in the case of Mr. Latour), 38,720 shares of MicroFinancial common stock (in the case of Mr. Jackson) or 13,286 shares of MicroFinancial common stock (in the case of Mr. LaCreta) upon and in consideration of his admission as a limited partner of Parent. The shares contributed by the Contributing Shareholders are referred to collectively as the "Contributed Shares". The Contributed Shares represent approximately 1.8% of the shares of MicroFinancial common stock currently outstanding. The contribution will be completed after shares of MicroFinancial common stock are accepted for payment by Purchaser in the Offer and prior to the Effective Time of the Merger. The Contributed Shares will be deemed to have been contributed to Parent at an aggregate deemed value equal to the Offer Price, multiplied by the total number of Contributed Shares. The contribution is conditioned on, among other conditions, the satisfaction (or waiver by Parent) of the Minimum Condition to the Offer and the purchase by Purchaser of all shares of MicroFinancial common stock validly tendered in the Offer, and the satisfaction or waiver of all other conditions to the consummation of the Merger.

        In addition, each of the Contributing Shareholders has agreed that he will not tender any of his shares of MicroFinancial common stock into the Offer or any subsequent offering period without the prior written consent of Parent. Shares owned by each of the Contributing Shareholders, other than the Contributed Shares, will be converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest and less applicable withholding tax. Each of the Contributing Shareholders has also agreed to vote all shares of MicroFinancial common stock beneficially owned by them, at any meeting of shareholders, in favor of approving the Merger Agreement and each other matter that must be approved by the shareholders in order for the Merger to be consummated, against any alternative acquisition proposal, and against any proposal, action or agreement that would result in any of the conditions to the consummation of the Merger not being fulfilled.

        During the term of the Contribution Agreement, except as contemplated by the Contribution Agreement and the Merger Agreement or as required by law, each of the Contributing Shareholders will not (a) transfer, pledge, hypothecate, encumber, assign or otherwise dispose of the shares of MicroFinancial common stock he owns; (b) grant any proxy, power of attorney or other authorization or consent in or with respect to shares of MicroFinancial common stock that would be inconsistent with his voting or consent obligations under the Contribution Agreement; or (c) take any other action that would make any of his respective representations or warranties untrue, or that would limit or interfere in any material respect with the performance of his obligations under the Contribution Agreement.

        During the term of the Contribution Agreement, each of the Contributing Shareholders has also agreed not to (a) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding any alternative takeover proposal; or (b) furnish any person (other than Parent) any information with respect to, or in connection with, or take any other action intended to facilitate the making of, any alternative takeover proposal. Each has also agreed (x) to cease and terminate any discussion or negotiations with any third party that may be ongoing with respect to any alternative proposal, (y) to request the return or destruction of all confidential information with respect to an alternative proposal previously provided to any person, and (z) not to terminate, waive or release any confidentiality or standstill agreement to which he or his representatives may be a party with respect to any alternative acquisition proposal. Each has agreed to notify Parent promptly (and no later than 24 hours) if he receives any alternative acquisition proposal from any person, or any request for discussion or negotiation regarding an alternative proposal.

        Each of the Contributing Shareholders acknowledge in the Contribution Agreement that he is subject to a non-compete covenant in his existing employment agreement with the Company; provided that, for purposes of the Contribution Agreement, the duration of the non-compete covenant shall continue until the later of (a) a two year (in the case of Mr. Latour) or one year (in the case of Mr. Jackson and Mr. LaCreta) period following the termination of his employment, and (b) five years (in the case of Mr. Latour and Mr. Jackson) or three years (in the case of Mr. LaCreta) following the Closing Date.

        The Contribution Agreement will terminate on the earlier of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time of the Merger, or (iii) such time as the parties may mutually agree. The representations, warranties and agreements in the Contribution Agreement will survive the closing of the contribution of the shares of common stock subject to it. Nothing in the Contribution Agreement shall be construed to prohibit any of the Contributing Shareholders from taking any action solely in his capacity as an executive officer of the Company or a member of the MicroFinancial Board (as applicable) or, subject to the limitations in the Merger Agreement, from taking any action with respect to an alternative acquisition proposal in that capacity.

Senior Secured Revolving Credit Facility

        In connection with the Transaction, the Company's wholly-owned subsidiary, TimePayment Corp. ("TimePayment"), and MF2 Holdings LLC, an indirect, wholly-owned subsidiary of Parent, entered into documentation for a new credit facility with Santander Bank, N.A. ("Santander"), as agent, and certain lenders for a $200 million revolving credit facility that will either replace or amend and restate TimePayment's existing revolving credit facility effective as of the consummation of the Offer. Each of a replacement credit facility and an amended and restated credit facility are being held in escrow until the consummation of the Offer, at which point Santander will decide which facility is released from escrow, with the other rendered null and destroyed. In no event may MF2 Holdings LLC use any proceeds of borrowings under the credit facility prior to consummation of the Merger. Further information about the replacement or amended credit facility may be found in Section 9 of the Offer to Purchase under the heading "Source and Amount of Funds—Senior Secured Revolving Credit Facility."

        The foregoing summary of the credit facility documents and related escrow agreement is qualified by reference to the text of those agreements, copies of which are filed as Exhibits (e)(9)(i) through (e)(9)(iii) hereto and which are incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

Recommendation of the MicroFinancial Board

        At a meeting held on December 12, 2014, the Board unanimously:

  •
  determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of MicroFinancial's shareholders;

  •
  authorized and adopted the Merger Agreement;

  •
  approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

  •
  authorized and approved the grant of the Top-Up Option to Purchaser and the issuance of the authorized but unissued shares of MicroFinancial common stock issuable thereunder upon the exercise of the option, and determined that the consideration for the shares issuable upon exercise of the Top-Up Option is adequate;

  •
  directed that the Merger Agreement be submitted to the shareholders for approval (unless the Merger is consummated in accordance with Section 11.05 of the MBCA); and

  •
  consented to the Offer and recommended the acceptance of the Offer and approval of the Merger Agreement and the Merger by the MicroFinancial shareholders at a special meeting of the Company's shareholders if required for the purpose of approving the Merger Agreement and the Merger and any other action requiring shareholder approval.

        Accordingly, and for the reasons described in more detail below, the MicroFinancial Board unanimously recommends that the holders of shares of MicroFinancial common stock accept the Offer and tender their shares pursuant to the Offer.

Intent to Tender

        Directors of MicroFinancial who beneficially own an aggregate of 5,014,674 shares of MicroFinancial common stock, or 34.7% of the shares of MicroFinancial common stock outstanding as of December 13, 2014, have entered into a Tender and Support Agreement with Parent dated as of the date of the Merger Agreement pursuant to which such directors have agreed to tender into the Offer all shares of MicroFinancial common stock beneficially owned by them and not to withdraw any such shares previously tendered. These directors also have agreed to vote all shares of MicroFinancial common stock beneficially owned by them against any alternative takeover proposal, against any other action or agreement that is intended, or would reasonably be expected, to impede or delay the consummation of the Offer or the Merger, and against any other action or agreement that would reasonably be expected to result in a breach by MicroFinancial under the Merger Agreement or of any shareholder under the Tender and Support Agreement. In addition, under the Tender and Support Agreement, these directors have agreed, subject to limited exceptions, not to assign or otherwise dispose of any such shares other than pursuant to the Offer. The Tender and Support Agreement is summarized in Section 11 of the Offer to Purchase under the heading "Tender and Support Agreement," which summary is incorporated herein by reference. To the knowledge of MicroFinancial after making reasonable inquiry, all of MicroFinancial's non-executive directors currently intend to tender all of the shares of MicroFinancial common stock that they hold of record or beneficially own in the Offer in compliance, as applicable, with the Tender and Support Agreement. A copy of the Tender and Support Agreement is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

        Messrs. Latour, Jackson and LaCreta, each of whom is an executive officer of MicroFinancial, are not parties to the Tender and Support Agreement, and have agreed not to tender the shares of

MicroFinancial common stock beneficially owned by them into the Offer, but to contribute certain of the shares they beneficially own to Parent in exchange for limited partnership interests of Parent. Shares of MicroFinancial common stock beneficially owned by Messrs. Latour, Jackson and LaCreta that they do not contribute to Parent will not be tendered in the Offer, but will be converted in the Merger into the right to receive the merger consideration under the Merger Agreement. See Item 3 above under the heading "Contribution, Non-Tender and Support Agreement" for a description of the Contribution Agreement.

Background of the Transaction

        As part of its ongoing evaluation of the Company's business, the Company's Board of Directors, together with senior management, regularly reviews the strategic direction of the Company's business in light of, among other things, its results of operations, general market and economic conditions, its competitive position in the industries in which it operates, its strategic objectives and operational matters. The Board has periodically discussed the desirability of potentially significant investments in the business to enhance competitiveness and deter possible execution risks. However, given the size of the Company and its earnings, such investments could substantially reduce the Company's earnings for several years with attendant risks. The Board also recognizes the limited liquidity currently available to the Company's shareholders. Accordingly, in connection with such reviews, the Board has from time to time initiated exploration of strategic alternatives to increase shareholder value.

        At a Board of Directors meeting on January 31, 2012 after a comprehensive review of the Company's financial results for the quarter and year ending December 31, 2011, Mr. Latour noted that the Company had recently received two unsolicited inquiries from investment banks seeking engagements for a strategic process. There was an extensive discussion among the members of the Board regarding the strategic plans of the Company and the best ways to enhance shareholder value, the Company's prospects for growth and profitability, and its business challenges. Subsequently, at a meeting of the Strategic Planning Committee of the Board of Directors on April 18, 2012, that Committee received from Mr. Latour a detailed overview of the Company's financial performance, market considerations and certain execution risks, and the Committee determined that an ongoing strategic planning process, including an assessment of long-term business objectives, should periodically occur. In that regard, the Committee invited several independent advisors to present various strategic alternatives to the Committee for its consideration. On the Committee's recommendation, based on its review of the credentials of one of those advisors (referred to here as the "Initial Banker"), the Board selected it as the Company's investment banker.

        At a Board of Directors meeting on May 9, 2012, after discussing the process for seeking indications of interest from prospective buyers, the Board engaged in an extensive discussion regarding the importance of the development by management of an alternative, five-year plan for the Company in parallel to the process being undertaken by the Initial Banker to enable the Board to compare the results, if any, of the Initial Banker's process to the projected stand-alone performance of the Company, in order to determine the best path toward the goal of enhanced value for the Company's shareholders.

        At a Board meeting on May 23, 2012, a representative of the Initial Banker presented a report that listed 123 potential private equity, strategic and bank industry prospects (including Fortress's predecessor) and informed the Board which ones had agreed to review a confidential information memorandum from the Company and which had declined the opportunity. At subsequent Board meetings in May and June 2012, the Initial Banker's representatives reviewed the status of its outreach to and discussions with the prospects. At two Board meetings held in late July 2012, representatives of the Initial Banker provided detailed updates on their activities, and they and Mr. Latour reviewed the proposals from various parties of interest, which included both financial sponsors and strategic entities. In late September 2012, the representatives of the Initial Banker again updated the Board. They and

Mr. Latour agreed that none of the parties that had shown interest in the Company had proposed a price per share that would reflect an appropriate premium over the then current trading price of the Company's common stock.

        Based upon that conclusion, the directors determined to continue the Company's internal growth strategies to seek enhanced shareholder value and the creation of greater shareholder liquidity in comparison to the offers from the parties that had expressed interest. However, the Board continued to be aware of the execution risks and increasing competition in the Company's business, so it remained open to new strategic opportunities. There were continuing discussions with a few remaining prospects during November and December 2012, but those discussions soon terminated. Following a decision of the Board at its October 23, 2013 meeting, on November 4, 2013, the Company terminated its engagement of the Initial Banker.

        In December 2013, a representative of the investment bank Berenson & Company, LLC ("Berenson") contacted Mr. Latour to suggest an introduction to a potential buyer for the Company, referred to here as "Party A," a publicly-traded financial services company. Party A had been contacted previously by the Initial Banker but had not expressed interest at that time. An initial conversation among Party A, Berenson and Mr. Latour was held in mid-January 2014. During the latter part of January 2014, with the Board's permission, Berenson performed analyses of the Company's operations and financial condition, including meeting with senior management, in order to help evaluate whether there would be a fit with Party A's expressed interests. Beginning on January 29, 2014, there were contacts, including meetings arranged by Berenson, between members of the managements of the Company and Party A, to discuss the Company's operations and financial condition based on publicly available information.

        During this time, the Board considered Berenson's qualifications and, on February 4, 2014, the Company entered into an engagement letter with Berenson to act as its financial advisor in connection with a proposed sale of the Company to Party A. Berenson continued to analyze the Company and its potential valuation and to provide information to, and facilitate the discussions with, Party A.

        Based on its review to date, on February 14, 2014, Party A provided a non-binding indication of interest in purchasing the Company at a price of $10.10 per share of the Company's stock. Berenson prepared certain analyses of the offer, which it presented to the Board at a meeting on February 26, 2014. Thereafter, at the Board's request, Berenson contacted Party A to seek an increase in the indicated price. In response, after further due diligence, on March 7, 2014, Party A provided a non-binding letter of intent providing for consideration of $10.50 per share of the Company's stock payable in the form of shares of Party A's common stock. The letter of intent expressed concerns concerning certain of the Company's performance metrics, proposed that the Company reimburse up to $500,000 of Party A's due diligence expenses in the event no purchase occurred, and would have required the Company to cease paying dividends to its shareholders during the period before consummation of any transaction with Party A.

        In a meeting on March 17, 2014, the Company's Board of Directors considered the indication of interest with the assistance of Berenson and the Company's legal advisor, Edwards Wildman Palmer LLP ("Edwards Wildman"). The Board reviewed a number of different analyses and discussed various considerations, including realistic alternatives to a sale, the Board's fiduciary duties with respect to testing the market, the Company's prior, unsuccessful efforts to find a suitable buyer, and the Company's prospects of achieving an equivalent price per share through execution of the Company's internal strategic growth plan. Following this discussion, the Board authorized the Company to execute a letter of intent with Party A that included certain terms and conditions specified by the Board.

        At this meeting, the Company's Board of Directors also determined that it would be beneficial to authorize a committee of the Board to take primary responsibility for managing the process with Party A, both to enhance efficiency and to guard against the appearance of any conflict between the interests of the shareholders and those of management. Accordingly, the Board established the Special Committee consisting of Messrs. von Mering and Zakon, charging it with, among other things, providing guidance to management in the process, retaining professional advisors for the Company, supervising Party A's due diligence activities, evaluating Party A's proposals for a transaction, and reporting the Committee's findings and recommendations to the Board of Directors for its consideration.

        The Company and Party A continued discussions subject to a confidentiality and standstill agreement, and Party A requested additional information from the Company. On March 18, 2014, the Company and Party A executed a non-binding letter of intent for Party A to acquire the Company at a price of $10.50 per share of the Company's common stock, payable in the form of Party A stock. The letter of intent afforded Party A a 45-day period of exclusivity in which to conduct further diligence investigation and reach a definitive agreement with the Company. The Company agreed that it would not solicit other offers during this period, Party A continued its investigation of the Company through the end of April 2014, and the Company conducted its own diligence regarding Party A. In mid-April, Party A reduced its initial bid price to $9.50 per share of the Company's stock, citing the Company's need for increased borrowing to grow its business and certain other concerns. The Board considered the revised proposal to be unacceptable and not in the Company shareholders' best interest. The parties and their advisors continued to discuss a possible transaction but, in early May 2014, the discussions were terminated due to circumstances unrelated to the Company.

        The Company's Board of Directors then requested Berenson's views on whether it would be an opportune time to canvas the market for other potential buyers. After a meeting with representatives of Berenson on May 29, 2014, the Board authorized Berenson to commence an expanded process, and the Company entered into a revised engagement letter with Berenson. Thereafter, the Board expanded the scope of the Special Committee's authority to encompass the broader activities contemplated in the revised engagement letter with Berenson.

        During June 2014, Berenson assisted the Company in preparing a confidential information memorandum and began contacting potential buyers consisting of both strategic parties and financial sponsors. During June and July 2014, Berenson contacted 61 potential buyers, consisting of 21 strategic parties and 40 financial sponsors, a number of whom had previously been contacted by the Initial Banker, and responded to preliminary questions from many of them. Of the 61 potential buyers, 30 executed confidentiality agreements and received confidential information memoranda. Fortress was among that group, executing a confidentiality and standstill agreement on July 25, 2014. Berenson also contacted Party A to determine whether it had renewed interest. In mid-July 2014, the Company began responding to diligence inquiries from potential buyers that had executed confidentiality agreements.

        During the first half of August 2014, four of the potential buyers submitted written indications of interest and two submitted oral indications that Berenson deemed credible. The indicated prices included: from Party B, $9.17 per share in cash; from Party C, a range of $9.75 to $10.75 per share in cash; from Fortress, a range of $9.50 - $10.50 per share in cash; and, from the three others, $7.72 per share in cash, $9.00 per share with half in stock and half in cash, and an offer to purchase only the shares of the Company's three principal shareholders, respectively. Four of these parties were financial sponsors, and two were strategic parties. The bid from Party B was explicitly based on certain conditions that were not present in the others. The Company also received an oral communication from Party A renewing its interest and raising its earlier bid to $9.75 per share, payable in the form of Party A stock, or $9.50 per share payable in cash.

        On August 18, 2014, at the request of Berenson, a meeting among the Company's management team and representatives of Fortress was held at Fortress's office in New York, New York. At the meeting, representatives from the Company's management made a detailed presentation on, and answered Fortress's questions regarding, the Company's business and strategic initiatives.

        On August 26, 2014, representatives of Berenson met with the Special Committee to discuss the indications of interest received and to recommend a course of action. Following Berenson's suggestions, the Special Committee decided to move forward in the process with Fortress and Parties B and C, while at the same time maintaining communications with Party A. The Special Committee authorized management to populate an online data room to facilitate the bidders' due diligence efforts, and Fortress and Parties A, B and C were granted access to the data room. Over the succeeding weeks, bidders undertook legal and operational due diligence investigations of the Company. During this time, representatives of Berenson maintained contact with all the prospects, responding to their due diligence questions and addressing valuation considerations.

        On September 11, 2014, Company management met with Fortress (and, in the same week, with Parties B and C) at the Company's headquarters in Burlington, Massachusetts to discuss the Company's business. For purposes of discussion with potential buyers, Company management had revised its growth projections to present two cases as if the Company were a wholly-owned private company, i.e., excluding the high costs of maintaining public company status as well as reflecting the potential results of other strategies and investments not pursued by the Company but that might be of interest to and achievable by a buyer. These growth cases were provided to the prospects, including Party A, along with the Company's more moderate forecast.

        On September 18, 2014, a representative of Fortress participated in a call with representatives of Berenson and the Company's management at which Fortress indicated that its proposal would provide the opportunity for management to "roll over" a portion of its Company common stock and to receive new equity incentives going forward. Fortress was informed that management would give due consideration to such arrangements but that, pursuant to the Spcial Committee's direction, the specific terms of any such equity investments or any management compensation were not to be discussed at that time.

        On September 22, 2014, the Company received a non-binding letter of intent from Fortress to acquire the Company at a price of $10.10 per share and seeking a 45-day exclusivity period. The non-binding proposal stated its assumptions that the Company's existing credit facility would remain in place following the transaction (although Fortress indicated that it might seek to replace the existing facility with a substitute facility that would be no less favorable to the Company), that the principal shareholders of the Company would agree to support the transaction and that members of management would continue their employment with the Company after the acquisition and, through a combination of rolling over a portion of their equity in the Company and new equity incentives, also continue as investors in the Company following the acquisition.

        On September 29, 2014, Fortress provided the Company with a detailed due diligence request list. Fortress and its advisors, including its legal counsel, Milbank, Tweed, Hadley & McCloy LLP ("Milbank"), KPMG LLP and The Parthenon Group, conducted extensive business, financial, accounting, and legal due diligence and held multiple due diligence discussions with Company management through telephone conversations and meetings over the succeeding weeks.

        The Special Committee held a meeting by conference call on September 30, 2014, in which representatives of Berenson updated the Committee on the progress of the discussions with Fortress and Parties A, B and C.

        On October 6, 2014, Berenson, on behalf of the Company, sent Fortress a term sheet (the "Santander Term Sheet") setting forth proposed terms for an amendment and restatement of the Company's existing revolving credit facility (referred to here as the "Santander RCF Credit Agreement") with Santander, to become effective upon the closing of the Offer. On October 10, 2014, representatives of Fortress and Berenson discussed the Santander Term Sheet in a conference call with Company management and representatives of Santander.

        During the first half of October 2014, Party A indicated that it did not wish to increase its earlier bid and the Company and Berenson responded to detailed inquiries from, and made a presentation to, Party C. During the week of October 13, 2014, Parties B and C both contacted Berenson to withdraw from the process.

        On October 15, 2014, Fortress delivered a new non-binding letter of intent to the Company, reiterating its offer of $10.10 per share in cash, setting forth Fortress's expectation that the transaction would be structured as either a one-step merger transaction in which the Company's shareholders would receive merger consideration of $10.10 per share, or a two-step transaction in which Fortress would commence a tender offer for all the outstanding Company shares at $10.10 per share that would be followed by a merger in which any remaining shareholders would receive the same per share consideration. The revised non-binding proposal was based on the same assumptions as the September 22, 2014 letter of intent from Fortress.

        The Special Committee held a meeting by conference telephone call on October 16, 2014, with Mr. Latour and representatives of Berenson and Edwards Wildman present, to review the Fortress proposal. The Committee considered the case for growth of the Company's business on a standalone basis, which would require substantial investment and involve execution risk, and the Company's prospects generally. They noted that the Fortress proposal was attractive relative to recent comparable transactions and was the best result achieved by a thorough market check in which more than 60 potential buyers had been contacted. They considered that a sale of the Company would provide the shareholders with immediate liquidity and would relieve the Company from making the capital investments in management and IT desirable, in management's view, to spur the forecast growth, as well as the potentially negative effect on earnings that would likely result from any such investment on a standalone basis. They examined the per share price offered by Fortress in light of the Company's current share price and business results, as well as the comparable transactions reviewed by Berenson. The Berenson representatives also reported on the status of the other prospective purchasers. The Special Committee requested that Berenson contact Party A to give it an opportunity to improve its prior offer.

        On October 17, 2014, a meeting of the Board of Directors of the Company was held by conference telephone call, which representatives of Berenson and Edwards Wildman attended. With assistance from the Berenson representatives, the directors assessed the Fortress offer in light of criteria specified by the Special Committee addressing considerations of value, shareholder liquidity, deal certainty, Company-specific prospects, market conditions, capital investment requirements, and management. They also noted the proposed exclusivity commitment, the proposed shareholder tender and support agreements, and the proposed equity rollover by members of senior management. The Board confirmed the Special Committee's prior determination that, in order to avoid the appearance of a potential conflict of interest, Mr. Latour would not have a negotiating role in the Company's transaction and that management's employment and equity arrangements would not be addressed with Fortress until the Board had resolved the principal terms of the Company's agreement. Berenson then described the results of the Company's discussions with the other prospects, and Edwards Wildman advised the directors on their fiduciary duties as regards the market check activities. The directors then considered Company management's forecasts, updated by the actual results through September 30, 2014, as well as the growth cases that the Company had prepared to show prospective buyers the results that might be accomplished by a nonpublic buyer's making new strategic and investment decisions and realizing synergies not currently available to the Company. The directors considered and agreed with the view expressed by Berenson that such growth cases may be relevant to a buyer but that the Company's implementation of such cases could result in near-term financial performance that would be viewed less favorably in the public market.

        The Special Committee met by conference telephone call on October 20, 2014 with representatives of Berenson and Edwards Wildman to further discuss the draft letter of intent from Fortress. They considered the restrictions placed by the draft on corporate activities such as equity issuances and distribution of assets during the 45-day exclusivity period and discussed the Company's anticipated dividend, the customary equity compensation grants that would take place at year-end, and the anticipated management arrangements with Fortress, and decided to revise the draft letter of intent to address particular concerns.

        Representatives of Berenson and Edwards Wildman attended a meeting of the Board of Directors held on October 22, 2014 at the Company's headquarters in Burlington, Massachusetts. Berenson representatives addressed the valuation of the Company in the proposed Fortress acquisition by reference to a number of different financial and market analyses, as well as the price per share proposed by Fortress. They reviewed the extensive market check done by the Company and presented an in-depth consideration of the pros and cons of selling, the Company's valuation under various scenarios, and the terms of the potential transactions that had previously been considered by the Board. The Board also considered its fiduciary duties in the sale process. The Berenson representatives reviewed the growth case for the Company as a stand-alone public entity and compared it to the accelerated growth case for the Company as a privately held subsidiary. The directors considered that valuing the Company on a standalone basis would need to take into account its ability to access additional capital over time and the cost of such capital, among other things, and they discussed various financial analyses presented by Berenson and other aspects of Fortress's proposed transaction. Meeting in executive session without Mr. Latour or the Berenson representatives, the Board reviewed factors relating to valuation, the shareholders' interest in liquidity, the effect on the transaction of Fortress's interest in retaining senior management, and certain challenges of continuing to operate as a public company. Based on this discussion, the Board instructed Berenson to approach Fortress to seek to negotiate an improvement in the bid price and that, per the Special Committee's prior decision, they should reach out again to Party A to give it a chance to make an offer at a price and with credible certainty that would exceed Fortress's.

        Representatives of Berenson communicated with Fortress on October 23, 2014, providing it with the Company's comments on its letter of intent and encouraging it to increase its bid as requested by the Board. Berenson also contacted Party A to determine its continuing interest and were informed by Party A that it would not increase its earlier bid.

        The Berenson representatives and Fortress had several further conversations and, on October 24, 2014, Fortress delivered a revised non-binding letter of intent proposing a price of $10.20 per share in cash and otherwise containing the same terms and assumptions as the previous version of the letter of intent. This was reviewed by the Special Committee and, after consideration and discussion between the Special Committee and representatives of Berenson and Edwards Wildman, was executed by the Company that day. The letter granted Fortress a 45-day period of exclusivity in which to complete due diligence and reach a definitive acquisition agreement with the Company and also set certain dates by which Fortress would be expected to reaffirm its intention to proceed at the offered price after completion of specified due diligence milestones. During the following weeks, third party business and accounting advisors to Fortress engaged in detailed business and legal due diligence on the Company.

        On October 30, 2014, Berenson, on behalf of the Company, provided a draft of the Merger Agreement to Fortress. On November 12, 2014, Milbank sent a mark-up of the Merger Agreement to Edwards Wildman.

        A meeting of the Special Committee was held by conference telephone call on November 17, 2014, attended by representatives of Berenson and Edwards Wildman, who updated the Committee on the progress of Fortress's due diligence investigation and Fortress's mark-up of the Merger Agreement. Later that day, Edwards Wildman sent an issues list reflecting the Company's principal concerns with the Merger Agreement to Milbank. The following day, Edwards Wildman sent a mark-up of the Merger Agreement to Milbank.

        During this period, Fortress and Company management discussed the Santander Term Sheet and, on November 18, 2014, the Company sent Santander a revised Santander Term Sheet that included comments from Milbank, Fortress and Company management.

        Beginning November 19, 2014, the Special Committee and Fortress engaged in negotiations over the terms of the Merger Agreement. These negotiations were conducted through Edwards Wildman and Milbank, who exchanged several mark-ups of the Merger Agreement. On November 21, 2014, Fortress provided its initial reaffirmation as contemplated by the letter of intent, indicating that, at that time, it had completed certain accounting due diligence and had no intention to decline to proceed with the acquisition at the $10.20 price per share.

        On November 22, 2014, Milbank sent a final mark-up of the Santander Term Sheet to Santander with input from Company management and Santander's legal counsel, Sullivan & Worcester LLP ("Sullivan").

        Over the next three weeks, Fortress continued with its detailed due diligence investigation of the Company's business and affairs, and the Special Committee continued to negotiate the terms of the Merger Agreement with Fortress. The negotiations encompassed a wide range of topics, including the mechanics of the Offer and Merger process, the Company's representations about its legal, operational and business circumstances, the conditions under which Parent would not be required to accept the shares tendered by the Company's shareholders, the extent to which the Company would be required to reimburse Fortress's transaction expenses upon a termination of the Merger Agreement, the circumstances in which the Board would be able to terminate the Merger Agreement or change its recommendation pursuant to the exercise of its fiduciary duties to the Company's shareholders, including the amount of the Seller Termination Amount, or "break-up fee," that the Company would be required to pay Parent in such an event, and the parameters of a party's ability to seek either damages or specific performance in the event of the other party's breach of the Agreement, and the parties revised the drafts of the Merger Agreement accordingly.

        In addition, in response to the Special Committee's request for a commitment from the Fortress Funds to undertake to provide Parent with the necessary funds to consummate the Offer and the Merger, Fortress provided the Commitment Letter on November 23, 2012, and Edwards Wildman and Milbank discussed and agreed on the terms of such letter.

        The Special Committee met by conference telephone call on November 23, 2014 with representatives of Berenson and Edwards Wildman, receiving an update on progress with the Merger Agreement negotiations. Berenson provided market data on the appropriate range for break-up fees in a transaction such as the present one. Apart from the amount of the break-up fee, the Special Committee considered that the principal aspects of the Merger Agreement were substantially agreed to as of November 23, and it authorized Company management to begin discussions with Fortress over the equity rollover and other terms of management's employment with Fortress and the Company following the consummation of the Offer. Management retained their own counsel, Kramer Levin Naftalis & Frankel LLP, to represent them in the negotiations with Fortress, and they kept the Special Committee generally informed of the progress and terms thereof.

        During the week of November 23, 2014, Edwards Wildman, coordinating with the Special Committee, reviewed drafts of the Tender and Support Agreement to be executed by the Company's outside directors and principal shareholders and it was revised based on negotiations between Edwards Wildman and Milbank.

        On November 25, 2014, Sullivan sent Milbank a draft of the Santander RCF Credit Agreement by and between Santander as agent and TimePayment as borrower. On November 26, 2014, Milbank sent Sullivan and Santander an issues list regarding the draft of the Santander RCF Credit Agreement, which included the Company's principal concerns, and Santander, Company management, Fortress, Sullivan and Milbank had a call to discuss these issues.

        During this period, the Company also prepared a draft Seller Disclosure Letter, detailing certain information related to the Company's representations in the draft Merger Agreement, which it provided to Milbank on November 26, 2014. The Seller Disclosure Letter was reviewed by Fortress and Milbank and was revised by the Company after discussions with Milbank. On November 28, 2014, Fortress provided a further reaffirmation as contemplated by the letter of intent, indicating that it had no intention to decline to proceed with the acquisition at the $10.20 price per share and noting its understanding that the amount and terms of any equity incentives or any other changes in compensation to be granted or made before the Merger, including any discretionary bonuses, would be subject to mutual agreement between the Company and Fortress.

        On November 28, 2014, Sullivan sent Milbank a revised draft of the Santander RCF Credit Agreement and, on the following day, Milbank sent Sullivan and Santander an issues list regarding that Agreement, which included the Company's principal concerns, and Santander, Company management, Fortress, Sullivan and Milbank had a call to discuss these issues.

        The Company's Board of Directors met by conference telephone call on December 1, 2014. Representatives of Berenson and Edwards Wildman provided the directors a status update and a detailed exposition of the directors' fiduciary responsibilities in considering and approving such a transaction. Because the exclusivity period under the Fortress letter of intent would soon expire, the Board delegated to the Special Committee the authority to extend the period as necessary to complete the negotiations and documentation of the transaction. On December 4, 2014, Fortress and the Company amended the letter of intent to extend the exclusivity period by seven days.

        During the week of December 8, 2014, Edwards Wildman and Milbank continued to resolve remaining items under the various agreements and to complete the Seller Disclosure Letter. In a conference call meeting of the Company's Board on December 9, 2014, representatives of Edwards Wildman provided a status report on the Merger Agreement and the Santander RCF Credit Agreement and explained certain by-law amendments that the Board would be asked to approve before approving the Merger Agreement. In a subsequent conference call meeting of the Special Committee on the same day, representatives of Berenson reviewed the status of matters, and there was a discussion of the process for Berenson to provide its anticipated fairness opinion to the Board.

        On December 11, 2014, the Board of Directors met by conference telephone call with representatives of Edwards Wildman to discuss the status of the transaction and related matters. They also discussed the payment of the dividend to Company shareholders in January 2015. On the same day, the Board of Directors approved amendments to the Company's by-laws to provide (a) that the exclusive forum for certain actions or proceedings involving the Company and/or its shareholders shall, in all cases subject to any such court's having jurisdiction, be in the state or federal courts in Massachusetts and (b) that the provisions of Chapter 110D of the Massachusetts General Laws shall not apply to control share acquisitions of the Company.

        On December 12, 2014, a Board meeting was convened by conference telephone call, with representatives of Berenson and Edwards Wildman participating. Berenson made a presentation to the Board regarding the deal terms and their fairness based on the analysis described in "Opinion of MicroFinancial's Financial Advisor." Berenson then provided its oral fairness opinion to the effect that the consideration to be received by holders of the Company's common stock pursuant to the Offer or the Merger was fair from a financial point of view to the holders of the Company's common stock, and it confirmed that opinion in writing delivered to the Board. A meeting of the Compensation and Benefits Committee of the Board of Directors was held during a break in the Board meeting. The Committee approved amendments to the employment agreements with senior management and other compensation and benefits matters related to the proposed transactions. Following that meeting,

Messrs. von Mering and Zakon provided the Board with the Special Committee's recommendation that the Merger Agreement and the related transactions should be approved. Thereafter, the Board unanimously determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of the Company's shareholders, authorized and adopted the Merger Agreement and authorized the Chairman to execute it, subject to his confirmation that all documents and other matters are in order, approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and recommended that the Company's shareholders accept the Offer and, if required, approve the Merger Agreement and the Merger. Representatives of the Company then informed representatives of Fortress of the Board's approval.

        On the evening of December 13, 2014, Parent, Purchaser and the Company executed the Merger Agreement and, as contemplated by the Merger Agreement, concurrently (i) the independent directors of the Company entered into the Tender and Support Agreement, (ii) certain members of the Company's senior management entered into the Contribution, Non-Tender and Support Agreement, (iii) TimePayment and Santander entered into the Santander RCF Credit Agreement, to be kept in escrow until the consummation of the Offer, (iv) Purchaser and Santander entered into the Santander Bridge Loan Agreement and (v) each of Mr. Latour, Mr. Jackson and Mr. LaCreta entered into an Employment Agreement with the Company. The Company issued a press release announcing the transaction before the opening of business on December 15, 2014.

        Purchaser has commenced the Offer. The Company expects that it, its directors and officers, and certain of its shareholders will have ongoing contacts with Parent and Purchaser and their affiliates.

        For information on the Merger Agreement and the other agreements between the Company and Purchaser and their respective related parties, see Item 3, under the heading "Arrangements with Fortress."

Reasons for the Transaction and Recommendation of the MicroFinancial Board

        In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the MicroFinancial Board consulted with senior management and MicroFinancial's financial and legal advisors and considered a number of factors, including the following:

  •
  the value of the consideration to be received by MicroFinancial's shareholders pursuant to the Offer and the Merger, including:

  •
  that $10.20 per share in cash to be paid as the consideration pursuant to the Offer and the Merger represents a 22.9% premium to $8.30, the closing price of MicroFinancial common stock on December 12, 2014, the last full trading day prior to the announcement of the transaction, a 19.9% premium to $8.51, the average closing price of MicroFinancial common stock for the 30 calendar day period prior to announcement of the transaction, and a 22.0% premium to $8.36, the average closing price of MicroFinancial common stock for the 90 calendar day period prior to announcement of the transaction; and

  •
  that MicroFinancial's shareholders will be entitled to receive the consideration in cash, which provides certainty of value to MicroFinancial's shareholders;

  •
  its view as to the likely interest of third parties to enter into strategic relationships with MicroFinancial or to acquire MicroFinancial;

  •
  the limited liquidity previously available to investors in MicroFinancial's common stock;

  •
  its belief that the Merger was more favorable to MicroFinancial shareholders than any other alternative reasonably available to MicroFinancial and its shareholders, including the alternative of remaining a stand-alone, independent company;

  •
  historical and current information concerning MicroFinancial's business, including MicroFinancial's financial performance and condition, operations, management and competitive position, current industry and economic and market conditions, and MicroFinancial's prospects if it were to remain a stand-alone, independent company;

  •
  the estimates of MicroFinancial's future financial performance prepared by management, as described below under the caption "Certain Unaudited Prospective Financial Information;"

  •
  the financial analyses presented by Berenson & Company, LLC ("Berenson"), including the opinion of Berenson to the MicroFinancial Board to the effect that, as of the date thereof and based upon and subject to the factors and assumptions set forth therein, the consideration of $10.20 per share of MicroFinancial common stock in cash to be received by holders of such shares in the Offer and the Merger was fair, from a financial point of view, to such holders;

  •
  that MicroFinancial performed a robust market check prior to entering into the Merger Agreement;

  •
  that the Merger Agreement and schedules thereto permit the MicroFinancial Board to declare a single quarterly cash dividend on its common stock in an amount of up to $0.08 per share, with a record date that is no later than January 12, 2015 and a payment date that is on or prior to the date of acceptance of shares of MicroFinancial common stock for payment in the Offer;

  •
  current financial market conditions, and historical market prices, volatility and trading information with respect to MicroFinancial's common stock, including the possibility that if MicroFinancial remained as a stand-alone, independent company, in the event of a decline in the market price of its common stock or the stock market in general, the price that might be received by holders of MicroFinancial's common stock in the open market or in a future transaction might be less than the $10.20 per share cash price to be paid pursuant to the Offer and the Merger;

  •
  the terms and conditions of the Merger Agreement, including:

  •
  the provision for a two-step transaction structure, with the Offer followed by the Merger, which may shorten the time to closing as compared to alternative structures;

  •
  the conditions to the closing of the Offer and the Merger and the likelihood of their being satisfied, including the absence of any financing or public stockholder approval condition to Parent's obligation to complete the Offer;

  •
  the ability of the MicroFinancial Board, under specified circumstances, to furnish information to and engage in discussions and negotiations with third parties concerning a takeover proposal that constitutes or is reasonably likely to lead to a superior acquisition proposal and, upon the payment to Parent of a termination fee of $6.5 million, to terminate the Merger Agreement to accept a superior acquisition proposal; and

  •
  the MicroFinancial Board's belief that the termination fee of $6.5 million payable to Parent in the circumstances set forth in the Merger Agreement, and the expense reimbursement provisions under which Parent expenses of up to $2 million could be payable to Parent in the circumstances set forth in the Merger Agreement (payment of which would be offset against any termination fee), was reasonable in the context of termination fees and reimbursement provisions that were payable in other comparable transactions and would not be likely to preclude or unreasonably deter another party from making a superior acquisition proposal;

  •
  its view of Parent's ability to fund the consideration payable pursuant to the Offer and the Merger; and

  •
  its view of the fiduciary duties and responsibilities of the MicroFinancial Board under applicable law.

        In the course of its deliberations, the MicroFinancial Board also considered a variety of risks and other countervailing factors with respect to the Offer and the Merger, including:

  •
  the risk that the Offer and the Merger might not be completed due to failure to satisfy the closing conditions, some of which are outside of MicroFinancial's control;

  •
  if the Offer and the Merger are not completed, the potential adverse effect of the public announcement of the acquisition on MicroFinancial's business, including its significant vendor, financing and other key relationships, MicroFinancial's ability to attract and retain key personnel and MicroFinancial's overall competitive position;

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  that gains from an all-cash transaction would be taxable to MicroFinancial's shareholders for U.S. federal income tax purposes;

  •
  the possibility that another party might have been willing to pay a higher purchase price for MicroFinancial than the $10.20 per share price agreed to by Fortress;

  •
  the restrictions that the Merger Agreement imposes on soliciting competing proposals, and the fact that MicroFinancial would be obligated to pay the termination fee of $6.5 million to Parent under specified circumstances or to reimburse Parent expenses up to $2 million under specified circumstances (payment of which would be offset against any termination fee);

  •
  the restrictions on the conduct of MicroFinancial's business prior to the completion of the Offer, requiring MicroFinancial to use its reasonable best efforts to conduct its business only in the ordinary course, consistent in all material respects with past practice, subject to specific limitations, which may delay or prevent MicroFinancial from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

  •
  that MicroFinancial will no longer exist as a stand-alone, independent company and that MicroFinancial's shareholders will no longer benefit from the future financial performance or any appreciation in the value of MicroFinancial;

  •
  the possibility that, although the Offer and the Merger provide MicroFinancial's shareholders the opportunity to realize a premium to the price at which MicroFinancial common stock traded prior to the public announcement of the transactions, the price of MicroFinancial common stock might have increased in the future to a price greater than $10.20 per share; and

  •
  the interests of MicroFinancial's executive officers and directors in the transactions contemplated by the Merger Agreement, as described under Item 3, under the heading "Arrangements with Current Executive Officers and Directors of MicroFinancial."

        The foregoing discussion of the factors considered by the MicroFinancial Board is not intended to be exhaustive, but does set forth the principal factors considered by the MicroFinancial Board. The MicroFinancial Board collectively reached the unanimous conclusion to approve the Offer, the Merger and the Merger Agreement in light of the various factors described above and other factors that each member of the MicroFinancial Board deemed relevant. In view of the wide variety of factors considered by the members of the MicroFinancial Board in connection with their evaluation of the Offer and the Merger and the complexity of these matters, the MicroFinancial Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The MicroFinancial Board made its decision based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

        After evaluating the above factors and consulting with its legal counsel and its financial advisors, the MicroFinancial Board unanimously declared the Merger Agreement advisable and fair to and in the best interests of MicroFinancial and its shareholders and unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The MicroFinancial Board unanimously recommends that MicroFinancial's shareholders tender their shares to Purchaser in the Offer.

Opinion of MicroFinancial's Financial Advisor

        The MicroFinancial Board retained Berenson & Company, LLC to serve as its financial advisor in connection with the Transaction and to render an opinion to the MicroFinancial Board as to the fairness from a financial point of view of the consideration to be received by holders of the Company's common stock pursuant to the Offer or the Merger. On December 12, 2014, Berenson rendered to the MicroFinancial Board its opinion (the "Berenson Opinion") to the effect that, as of that date and based upon and subject to the various considerations and assumptions set forth therein, the consideration to be received by holders of the Company's common stock pursuant to the Offer or the Merger was fair from a financial point of view to the holders of the Company's common stock.

        The full text of the Berenson Opinion, which sets forth the assumptions made, matters considered and limitations on the scope of review undertaken by Berenson in rendering its opinion, is attached to this Schedule as Annex II. MicroFinancial encourages its shareholders to read the Berenson Opinion carefully and in its entirety. The summary of the Berenson Opinion in this Schedule, which describes the material analyses underlying the Berenson Opinion, is qualified in its entirety by reference to the full text of the Berenson Opinion.

        The Berenson Opinion was provided to the MicroFinancial Board in connection with their consideration of the Transaction and addresses only the fairness, from a financial point of view, as of the date of the Berenson Opinion, of the consideration to be received by holders of shares of the Company's common stock pursuant to the Offer or the Merger, and does not address any other term or aspect of the Merger Agreement or the Transaction. Berenson provided its opinion for the information and assistance of the MicroFinancial Board in connection with its consideration of the Transaction, and the Berenson Opinion does not constitute a recommendation to any holder of MicroFinancial common stock as to whether such stockholder should tender shares pursuant to the Offer or as to how such stockholder should vote with respect to the Merger or any other matter. In addition, Berenson was not requested to opine as to, and its opinion does not in any manner address, MicroFinancial's underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to MicroFinancial. Berenson's opinion was approved by the Berenson fairness opinion committee.

        In connection with its opinion, Berenson, among other things:

  •
  reviewed certain publicly available business and financial information relating to MicroFinancial that Berenson deemed relevant;

  •
  reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects, of MicroFinancial, furnished to Berenson by MicroFinancial;

  •
  conducted discussions with members of senior management, representatives and advisors of MicroFinancial concerning the matters described above;

  •
  compared the proposed financial terms of the Transaction with publicly available financial and stock market data, including valuation multiples and cost of capital, of certain other companies in lines of business that Berenson deemed relevant;

  •
  compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that Berenson deemed relevant;

  •
  reviewed a draft of the Merger Agreement, dated December 10, 2014;

  •
  participated in certain discussions among representatives of MicroFinancial and Fortress and their respective financial and legal advisors; and

  •
  conducted such other financial studies and analyses and took into account such other information as Berenson deemed appropriate.

        In its review and analysis and in rendering its opinion, Berenson assumed and relied upon the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided or otherwise made available to Berenson by MicroFinancial and its advisors, discussed with or reviewed by or for Berenson, or publicly available, and Berenson did not assume any responsibility for independent verification of such information or for any independent valuation or appraisal of any assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of MicroFinancial, nor was Berenson furnished with any such valuations or appraisals, nor did Berenson evaluate the solvency or fair value of MicroFinancial under any laws relating to bankruptcy, insolvency or similar matters. Berenson did not assume any obligation to, and accordingly did not, conduct any physical inspection of the properties or facilities of MicroFinancial.

        With respect to the financial forecast information furnished to or discussed with Berenson by MicroFinancial, Berenson assumed, and relied upon the fact, that they were reasonably prepared and reflected the best then-currently available estimates and good faith judgments of the senior management of MicroFinancial as to the expected future financial performance of MicroFinancial and that such future financial results were reasonable at the times and in the amounts projected by MicroFinancial's management and its advisors. Berenson expressed no opinion as to any financial forecasts or the assumptions on which they were made.

        Berenson also assumed that the representations and warranties of all parties to the Merger Agreement were true and correct, that each party to the Merger Agreement will perform in accordance with the Merger Agreement all of the covenants and agreements required to be performed by such party, that all conditions to the consummation of the Merger will be satisfied without waiver thereof and without the imposition of any limitation, restriction, divestiture or condition that would adversely affect MicroFinancial in any material respect and that the Offer and the Merger will be consummated in a timely manner in accordance with the terms described in the Merger Agreement, without any modifications or amendments thereto. In rendering its opinion, Berenson also assumed, with the MicroFinancial Board's consent, that the final executed form of the Merger Agreement would not differ in any material respect from the draft that Berenson examined.

        The Berenson Opinion was based on economic, monetary, market and other conditions, and on information made available to Berenson, as of the date of its opinion. Berenson expressly disclaimed any responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Berenson made no independent investigation of any legal, tax, accounting or regulatory matters affecting MicroFinancial and Berenson relied on the assessments of other advisors to MicroFinancial and the MicroFinancial Board with respect to such issues.

        The Berenson Opinion was provided at the request and for the use and benefit of the MicroFinancial Board in their consideration of the Transaction, and does not address the merits of the underlying decision by MicroFinancial to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may have been available to the Company. The Berenson Opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares pursuant to the Offer or as to how such stockholder should vote on the Merger or any other matter. Berenson did not express any view on, and the Berenson Opinion does not address, any term or aspect of the Merger Agreement, the Offer or the Merger other than as expressly described in the Berenson Opinion. In addition, the Berenson Opinion does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of MicroFinancial, other than the holders of the shares of MicroFinancial common stock.

        In preparing its opinion, Berenson performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Berenson believes that its analyses must be considered as a whole. No company or transaction used in the analyses described below for purposes of comparison is directly comparable to MicroFinancial or the Transaction, as applicable. Considering any portion of Berenson's analyses or the factors considered by Berenson, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in the Berenson Opinion. In addition, Berenson may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Berenson's view of MicroFinancial's actual value. Accordingly, the conclusions reached by Berenson are based on all analyses and factors taken as a whole and also on the application of Berenson's own experience and judgment.

        In performing its analyses, Berenson made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Berenson's, MicroFinancial's or Fortress's control. The analyses performed by Berenson are not necessarily indicative of actual values or actual future results of MicroFinancial, which may be significantly more or less favorable than those suggested by those analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold and are inherently subject to uncertainty. The analyses performed were prepared solely as part of Berenson's analysis of the fairness from a financial point of view of the consideration to be received by holders of shares of MicroFinancial common stock pursuant to the Offer or the Merger and were provided to the MicroFinancial Board in connection with the delivery of Berenson's opinion.

        The following is a summary of the material financial and comparative analyses performed by Berenson that were presented to the MicroFinancial Board on December 12, 2014 in connection with the delivery of its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Berenson's financial analyses, any table must be read together with the text of the summary. Any table alone does not constitute a complete description of the financial analysis. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Berenson's financial analyses.

Comparable Companies Analysis

        Berenson compared certain financial information of the Company with financial metrics derived from corresponding financial information of certain selected publicly traded companies. No publicly traded companies are directly comparable to MicroFinancial, so Berenson selected comparable companies that shared similar industry drivers, industry risks and business segments to those of the

Company, and for which relevant financial information was publicly available. The list of comparable companies is set forth below:

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  CIT Group Inc.;

  •
  Element Financial Corporation;

  •
  GATX Corp.;

  •
  NewStar Financial, Inc.;

  •
  Marlin Business Services Corp.; and

  •
  Chesswood Group.

        As part of its comparable companies analysis, Berenson calculated and analyzed each company's price-to-book-value (P/BV) ratio, premium-to-net-receivables (P/NR) ratio and price-to-earnings (P/E) ratio for the most recent reported latest twelve months ended September 30, 2014, which we refer to as "LTM," and estimated calendar years 2014 and 2015, which we refer to as "2014E" and "2015E", respectively. LTM data was based on public filings and 2014E and 2015E estimates were based on independent research analyst reports. The following summarizes the results of these calculations for the comparable companies listed above:

	MEAN	MEDIAN
P/BV	1.4x	1.4x
P/NR	18.6%	15.2%
LTM P/E	13.4x	13.3x
2014E P/E	14.8x	12.1x
2015E P/E	14.6x	12.6x

        Berenson then applied a range of selected multiples of 1.4x to 1.8x, which was selected based on Berenson's professional judgment and experience, to the P/BV of MicroFinancial disclosed in public filings, to derive an implied equity value per share of $8.75 to $11.24. Berenson also applied a range of selected premiums of 15.0% to 30.0%, which was selected based on Berenson's professional judgment and experience, to the P/NR of MicroFinancial disclosed in public filings, to derive an implied equity value per share of $7.99 to $9.71. In addition, Berenson applied a range of selected multiples of 13.0x to 15.0x, which was selected based on Berenson's professional judgment and experience, to the LTM P/E of MicroFinancial disclosed in public filings, to derive an implied equity value per share of $8.69 to $10.01.

        Berenson further applied ranges of selected multiples of 13.0x to 15.0x and 11.0x to 14.0x, which were selected based on Berenson's professional judgment and experience, to the 2014E P/E and 2015E P/E, respectively, of MicroFinancial provided by Company management to derive an implied equity value per share of $8.76 to $10.10 and $7.20 to $9.14, respectively.

Selected Transactions Analysis

        Berenson compared certain financial information of MicroFinancial with financial metrics derived from selected transactions in the financial services sector since 2009. None of the transactions are directly comparable to the Transaction, so Berenson selected transactions of varying size and structure that, in Berenson's professional judgment and experience, provided relevant valuation metrics in the context of its analysis, and for which relevant financial information was publicly available. The list of selected transactions is set forth below:

  •
  CIT Bank's acquisition of Direct Capital Corporation, which was announced on June 24, 2014;

  •
  Pacwest Bancorp's acquisition of CapitalSource Inc., which was announced on July 22, 2013;

  •
  Umpqua Bank's acquisition of Financial Pacific Leasing, LLC, which was announced on June 4, 2013;

  •
  Varde Investment Partners' acquisition of FirstCity Financial Corp., which was announced on December 21, 2012;

  •
  Element Financial Corporation's acquisition of CoActive Capital Partners, Inc., which was announced on November 8, 2012;

  •
  City National Corporation's acquisition of First American Equipment Finance, which was announced on April 23, 2012;

  •
  Pacific Western Bank's acquisition of Celtic Capital Corporation, which was announced on April 3, 2012; and

  •
  People's United Financial Inc.'s acquisition of Financial Federal Corp., which was announced on November 22, 2009.

        For each such transaction, Berenson calculated valuation multiples based on information that was publicly available, focusing on P/BV, P/NR and LTM P/E ratios, to evaluate such transactions. The following table presents the results of such calculations:

	MEAN	MEDIAN
P/BV	2.5x	2.0x
P/NR	21.5%	21.5%
LTM P/E	12.8x	12.5x

        Berenson then applied a range of selected multiples of 1.5x to 1.7x, which were selected based on Berenson's professional judgment and experience, to the P/BV of MicroFinancial disclosed in public filings to derive an implied equity value per share of $9.37 to $10.62. Berenson also applied a range of selected premiums of 20.0% to 35.0%, which was selected based on Berenson's professional judgment and experience, to the P/NR of MicroFinancial disclosed in public filings, to derive an implied equity value per share of $8.56 to $10.28. In addition, Berenson applied a range of selected multiples of 11.0x to 14.0x, which was selected based on Berenson's professional judgment and experience, to the LTM P/E of MicroFinancial disclosed in public filings, to derive an implied equity value per share of $7.36 to $9.35.

Discounted Cash Flow Analysis

        Berenson performed a discounted cash flow analysis to calculate the estimated present value of the after-tax free cash flows, on a levered basis, of MicroFinancial for the period from September 30, 2014 through December 31, 2018 using Company management financial forecasts. Berenson also calculated the exit value of MicroFinancial at December 31, 2018 by applying a range of selected exit P/E multiples of 12.0x to 16.0x, which were selected based on Berenson's professional judgment and experience, to MicroFinancial's 2018 estimated equity value as per Company management. The present value of the cash flows and exit value was calculated using discount rates ranging from 12.0% to 16.0%, which were selected by Berenson based on its professional judgment and experience, and using a cost of equity of 13.2%, which was chosen by Berenson based on an analysis of the cost of equity for MicroFinancial. Based on the foregoing, Berenson derived an implied equity value per share of $7.63 to $11.34.

Premiums Paid Analysis

        Berenson performed a premiums paid analysis based on premiums paid in all publicly announced and completed all-cash acquisitions of U.S. publicly-traded companies since December 16, 2013 having a transaction value between $100 million and $2 billion. The implied premiums in this analysis were calculated by comparing the per share acquisition price to the target company's closing share price one day prior to the announcement of the transaction, average closing share price for the five-day period prior to the announcement of the transaction and average closing share price for the thirty-day period prior to the announcement of the transaction. The median of premiums ranged from 29.5% to 31.3% and the mean of premiums ranged from 33.0% to 34.1%. Berenson then applied a range of premiums of 17.5% to 45.0%, which was selected by Berenson based on its professional judgment and experience, to MicroFinancial's closing share price on December 11, 2014, average closing share price for the five-day period prior to December 11, 2014 and average closing share price for the thirty-day period prior to December 11, 2014 and derived an implied equity value per share of $9.94 to $12.27, $10.04 to $12.39 and $9.99 to $12.32, respectively.

        The consideration to be received by holders of shares of MicroFinancial common stock pursuant to the Offer or the Merger was determined through arm's-length negotiations between MicroFinancial and Fortress and was approved by the MicroFinancial Board. The decision by the MicroFinancial Board to approve, adopt and authorize the Transaction was solely that of the MicroFinancial Board. The Berenson Opinion was one of many factors taken into consideration by the MicroFinancial Board in making its determination to approve the Transaction and should not be considered determinative of the views of the MicroFinancial Board or the Company's management with respect to the Transaction or the consideration paid to holders of the Company's common stock.

        Berenson is a nationally recognized investment banking and advisory firm, and was selected by the MicroFinancial Board because of its experience with transactions similar to the Transaction. Berenson, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, financial restructurings and other financial services. Other than in connection with the Transaction, in the past, Berenson has not provided any investment banking or other financial services to MicroFinancial, Fortress or Parent. Berenson may in the future provide investment banking and other financial services to Fortress, Parent, the surviving corporation or their respective affiliates for which Berenson would expect to receive compensation.

        Pursuant to an engagement letter between Berenson and the MicroFinancial Board, dated February 4, 2014, MicroFinancial agreed to pay Berenson a fee of $500,000 for its delivery of an opinion, which became due upon Berenson informing MicroFinancial that it was prepared to render its opinion. In addition, upon consummation of the Transaction, Berenson will be entitled to receive an additional fee equal to 1.5% of the transaction value (which fee will be reduced by the $500,000 opinion fee). Berenson will also be reimbursed for reasonable expenses incurred, including the fees and disbursements of its outside counsel, subject to Board approval for expenses in excess of $25,000. MicroFinancial has also agreed to indemnify Berenson against liabilities arising out of or in connection with the services rendered or to be rendered by it under its engagement.

Certain Unaudited Prospective Financial Information

        MicroFinancial does not, as a matter of course, publicly disclose forecasts as to future financial performance, earnings or other results, and is especially cautious of making forecasts for extended periods due to the unpredictability and subjectivity of the underlying assumptions and estimates. As a result, MicroFinancial does not endorse the unaudited prospective financial information described herein as a reliable indication of the results it may achieve on a stand-alone basis in the future. However, in connection with the evaluation of a possible transaction involving the Company, the Company provided Berenson certain non-public forecasted financial information that was prepared by management of the Company and not for public disclosure. In addition, in connection with Fortress's due diligence review of the Company, the Company provided Fortress certain forecasted financial information that was prepared by management of the Company and not for public disclosure.

        A summary of these forecasts is not being included in this document to influence your decision whether to tender your shares in the Offer, but solely because these forecasts were among the financial information made available to Berenson for use in connection with its financial analyses summarized above under "—Opinion of MicroFinancial's Financial Advisor," or were made available to Fortress as part of its due diligence review. The inclusion of this information should not be regarded as an indication that the MicroFinancial Board, the Company, Berenson, Fortress or any other person considered, or now considers, such forecasts to be a reliable prediction of actual future results. The forecasts are subjective in many respects. There can be no assurance that these forecasts would be realized by MicroFinancial on a stand-alone basis or that actual results will not be significantly higher or lower than forecasted. The forecasts cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. As a result, the inclusion of the forecasts in this Schedule should not be relied on as necessarily predictive of actual future events.

2014-2018 Forecasts:

	2014E	2015E	2016E	2017E	2018E
Originations	$109,057	$130,105	$150,661	$175,822	$206,591
Select Income Statement Items
Total Revenue	$64,525	$70,844	$79,658	$89,432	$101,624
Pre-Tax Income	$17,173	$16,185	$18,759	$22,064	$26,000
Net Income	$10,024	$9,711	$11,255	$13,238	$15,600
Select Balance Sheet Items
Total Debt	$90,572	$120,240	$150,577	$184,722	$234,749
Total Assets	$186,243	$214,303	$249,071	$293,612	$360,370

        These unaudited forecasts, to which Berenson referred in its analysis, are derived from the Board approved budget for 2014, updated to reflect the Company's actual results through September 30, 2014. The forecasts provided to the prospective buyers in July 2014 (which are presented under "Certain Information Concerning the Company—Certain Projections" in the Offer to Purchase) were also derived from the Board approved budget for 2014 but used lower projected growth rates for originations. The Company's actual results through September 30, 2014 were publicly disclosed. Although presented with numerical specificity, these unaudited forecasts reflect numerous assumptions and estimates as to future events made by the management of MicroFinancial in light of business industry and market conditions at the time of their preparation that MicroFinancial's management believed to be reasonable. In preparing the foregoing forecasted financial information, MicroFinancial made assumptions regarding, among other things, average lease size, pricing and volume of originations, interest rates, corporate financing activities, including amount and timing of borrowings, the effective tax rate, and the amount of general and administrative costs. These assumptions included but were not limited to the following:

  •
  2014 originations of $109.1 million, with originations volume forecast to grow to $206.6 million in 2018, a compound annual growth rate of 17.3%;

  •
  Consistent yield profile and ticket size, with a slight improvement in chargeoffs (as a percentage of outstanding receivables) over the period 2014 - 2018;

  •
  Selling, general and administrative expense includes the full cost of public company expenses and board of directors fees, as well as current headcount with annual 3-4% salary increases, over the period 2014 - 2018;

  •
  Higher debt balances related to capital needed for increasing originations and increased cash income tax payments;

  •
  Interest rates on debt capital increasing from 3.2% in 2014 to 4.0% in 2018; and

  •
  A 2014 effective tax rate of 41.6% (8.2% state / 33.4% federal), stabilizing at 40% (8.0% state / 32% federal) for the remainder of the period through 2018.

        The forecasts reflect these and numerous other assumptions made by the management of MicroFinancial and general business, economic, market and financial conditions, all of which are difficult to predict and subject to change, and many of which are beyond MicroFinancial's control. Accordingly, there can be no assurance that the assumptions made in preparing the forecasts will prove accurate or that any of the forecasts will be realized.

        The forecasts were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The forecasts do not purport to present operations in accordance with U.S. generally accepted accounting principles, and MicroFinancial's independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the forecasts and accordingly assumes no responsibility for them. MicroFinancial's internal financial forecasts, upon which the forecasts were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, are subjective in many respects and are subject to change. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments.

        MicroFinancial expects that there will be differences between actual and forecast results, and actual results may be materially greater or less than those contained in the forecasts due to numerous risks and uncertainties, including but not limited to the important factors listed under "Item 1A. Risk Factors" in MicroFinancial's Annual Report on Form 10-K for the year ended December 31, 2013. All forecasts are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in MicroFinancial's Form 10-K. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in MicroFinancial's Form 10-K will not apply to any forward-looking statements made in connection with the Offer.

        None of MicroFinancial, Berenson, Parent or any of their respective affiliates or representatives intends to update or otherwise revise the forecasts to reflect circumstances existing or arising after the date such forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the forecasts are shown to be in error.

        MicroFinancial's shareholders are cautioned not to place undue reliance on the forecasts included in this Schedule.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        Information pertaining to the engagement of Berenson in Item 4, under the heading "Opinion of MicroFinancial's Financial Advisor," is incorporated herein by reference.

        Except as described above, neither MicroFinancial nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to MicroFinancial's shareholders on its behalf in connection with the Offer or the other transactions contemplated by the Merger Agreement.

Item 6.    Interest in Securities of the Subject Company.

        Except for the grant of the Top-Up Option to Purchaser, no transactions in MicroFinancial common stock have been effected during the past 60 days by MicroFinancial or any subsidiary of MicroFinancial or, to the knowledge of MicroFinancial, by any executive officer, director or affiliate of MicroFinancial.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Schedule, MicroFinancial is not undertaking or engaged in any negotiations in response to the Offer that relate to:

  •
  a tender offer or other acquisition of MicroFinancial's securities by MicroFinancial, any of its subsidiaries or any other person;

  •
  an extraordinary transaction, such as a merger, reorganization or liquidation, involving MicroFinancial or any of its subsidiaries;

  •
  a purchase, sale or transfer of a material amount of assets of MicroFinancial or any of its subsidiaries; or

  •
  a material change in the present dividend rate or policy, or indebtedness or capitalization of MicroFinancial.

        Except as set forth in this Schedule, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

Section 14(f) Information Statement

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the MicroFinancial Board, other than at a meeting of MicroFinancial's shareholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Golden Parachute Compensation

  Background

        In accordance with Item 402(t) of Regulation S-K, the table below shows the compensation that could become payable to each of the Company's named executive officers and that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC executive compensation disclosure rules.

        The following table summarizes the potential golden parachute compensation that each named executive officer would be entitled to receive from MicroFinancial if the Offer and the Merger are consummated (including the value of payments made with respect to the accelerated vesting and cash-out of stock options and restricted stock units pursuant to the Merger Agreement) and for certain payments and benefits if the executive officers thereafter incur a termination of employment under certain circumstances. For purposes of calculating such potential payments, we have assumed that (i) the Effective Time occurred on January 21, 2015, the first date on which shares of MicroFinancial common stock may be accepted in the Offer, and each named executive officer's employment was terminated on such date under circumstances entitling such individual to severance benefits, as described in Item 3 under the heading, "Arrangements with Current Executive Officers and Directors of MicroFinancial", (ii) all outstanding stock options held by such individual as of December 13, 2014 will become fully vested and exercisable within fifteen days prior to the Effective Time and will be converted into cash immediately after the Effective Time, as described in Item 3 under the heading, "Arrangements with Current Executive Officers and Directors of MicroFinancial—MicroFinancial Stock Options and Other Stock Awards", and (iii) all restricted stock units held by such individual as of December 13, 2014 remain unvested immediately prior to the Effective Time, and such individual receives the Offer Price described in Item 3 under the heading, "Arrangements with Current Executive Officers and Directors of MicroFinancial—MicroFinancial Stock Options and Other Stock Awards" for such awards. The calculations in this table assume an Offer Price equal to $10.20 and that no tax withholding is applicable to any amounts payable to the named executive officer.

	Golden Parachute Compensation(1)
Name	Cash($)(2)	Equity($)(3)	Perquisites/ Benefits($)(4)	Tax Reimbursement($)(5)	Total ($)
Richard F. Latour	1,117,459	1,989,286	203,595	749,964	4,060,304
James R. Jackson, Jr.	374,115	1,168,233	31,270	—	1,573,618
Steven J. LaCreta	248,474	701,629	31,270	—	981,373
Stephen J. Constantino	240,056	673,936	31,270	—	945,262

(1)
All amounts reflected in this table are attributable to double-trigger arrangements (i.e., the amounts are triggered by the change of control that will occur upon consummation of the Offer and payment is conditioned upon the individual's involuntary termination or resignation for specified good reason), except for the accelerated vesting and payment in cancellation of the stock options and restricted stock units, which is attributable to a single-trigger arrangement (i.e., the amount is triggered by the change of control which occurs upon the Effective Time and payment is not conditioned on the individual's involuntary termination or resignation for specified good reason).

(2)
The amounts in this column represent the aggregate cash severance payments provided to the named executive officers under their employment agreements. In the case of Messrs. Jackson, LaCreta and Constantino, the cash severance will be paid in a lump sum payment upon an involuntary termination of employment or resignation for specified good reason at any time during the term of his employment agreement equal to 150% of annual base salary. Mr. Latour is eligible to receive cash severance payments in the event his employment is involuntarily terminated, or he resigns for specified good reason, at any time during the term of his employment agreement, in an amount equal to three times his highest base salary during the employment period, in two equal payments, on the first and second anniversaries of his date of termination.

(3)
The amounts in this column represent the cash to be received in respect of all unexercised stock options and restricted stock units held by the named executive officer on December 13, 2014, as set forth in more detail in the table above in Item 3 under the heading, "Arrangements with Current Executive Officers and Directors of MicroFinancial—MicroFinancial Stock Options and Other Stock Awards" (including the accrued dividends payable upon vesting). Pursuant to the Merger Agreement, all stock options that are unvested and outstanding as of the Effective Time will automatically accelerate in full fifteen days prior to the Effective Time, and all restricted stock units that are outstanding immediately prior to the Effective Time will automatically accelerate as of the Effective Time. All stock option and restricted stock unit awards will be entitled to a cash payment of the value of such awards immediately after the Effective Time and a termination of employment is not required before the payment of these amounts can occur. This amount also includes the value of awards scheduled to be made after the date of this Schedule but prior to the Acceptance Time, described in more detail in Item 3 under the heading "Arrangements with Current Executive Officers and Directors of MicroFinancial—Scheduled Equity Awards", and an

  assumed quarterly $0.08 per share dividend permitted under the Merger Agreement prior to the Acceptance Time.

(4)
The amounts in this column represent the estimated value of payments for continued health care coverage for at least six months and, if longer, until the next renewal date of the employment agreement, in the case of Messrs. Jackson, LaCreta and Constantino, and, in the case of Mr. Latour, the estimated value of payments for continued health care coverage and disability benefits until the earlier of his death or his 65th birthday.

(5)
The amount in this column represents the gross-up payment to which each named executive officer is entitled pursuant to his employment agreement in the event he incurs any excise tax liability on receipt of "excess parachute payments" as defined in Section 280G of the Code. This amount assumes that certain payments made to Mr. Latour in connection with the Merger and within one year following the Effective Time will constitute excess parachute payments. Messrs. Jackson, LaCreta and Constantino will not receive any excess parachute payments as a result of the Merger.

Top-Up Option

        Subject to the terms and conditions of the Merger Agreement, MicroFinancial has granted Purchaser an option to purchase from MicroFinancial, for a purchase price per share equal to the Offer Price, an additional number of shares of MicroFinancial common stock such that immediately after the issuance of those additional shares Purchaser will own one share more than 90% of the outstanding shares of MicroFinancial common stock (the "Top-Up Option"). The Top-Up Option may be exercised once, in whole but not in part, on or prior to the fifth business day after the Acceptance Time, or (if a subsequent offering period is provided) during the five business day period after the expiration of the subsequent offering period. The Top-Up Option may not be exercised to the extent the number of shares of common stock issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued shares of MicroFinancial common stock, and may only be exercised if Purchaser irrevocably commits, upon acquisition of the shares of MicroFinancial common stock subject to the Top-Up Option, to effect the Merger.

Vote Required to Approve the Merger and MBCA Section 11.05

        The MicroFinancial Board has approved the Offer, the Merger and the Merger Agreement in accordance with the MBCA. Under Section 11.05 of the MBCA, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by the Company of shares of MicroFinancial common stock upon the exercise by Purchaser of the Top-Up Option, at least 90% of the outstanding shares of MicroFinancial common stock, Purchaser will be able to effect a short-form merger under the MBCA, which means that the Purchaser may effect the Merger without any further action by or vote of the MicroFinancial Board or of the Company's shareholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of MicroFinancial common stock, the affirmative vote of the holders of two-thirds of the outstanding shares of MicroFinancial common stock will be required under the MBCA to effect the Merger.

State Takeover Laws

        MicroFinancial is incorporated under the laws of The Commonwealth of Massachusetts. Chapters 110C, 110D and 110F of the Massachusetts General Laws (the "MGL") are generally applicable to any "take-over" of a Massachusetts corporation. MicroFinancial has taken and will take all actions necessary so that the restrictions contained in Chapters 110C, 110D and 110F will not apply to the Offer, the Merger or any of the transactions contemplated by the Merger Agreement. Accordingly, none of these laws is applicable to the proposed transactions.

        Chapter 110C of the MGL subjects an offeror to certain disclosure and filing requirements before such offeror can proceed with a "take-over bid," defined to include any acquisition of or offer to acquire more than ten percent of the issued and outstanding equity securities of a target company. The MicroFinancial Board has recommended the Merger Agreement and the transactions contemplated thereby to MicroFinancial's shareholders, and has taken all appropriate additional action so that the Offer, the Merger and the other transactions contemplated under the Merger Agreement will be excluded from the definition of a "take-over" bid under Chapter 110C. As a result, the requirements of Chapter 110C of the MGL will not be applicable to Parent and Purchaser or the transactions contemplated by the Merger Agreement.

        Chapter 110D of the MGL applies to the shares of issuers that, among other criteria, have two hundred or more stockholders of record. There are currently no more than 60 stockholders of record of MicroFinancial, and so Chapter 110D of the MGL is not applicable to the shares of MicroFinancial. When applicable, Chapter 110D of the MGL restricts the voting rights of shares acquired in a control share acquisition, unless, among other things, the articles of organization or by-laws of the issuing Massachusetts corporation provide that such restrictions are inapplicable. MicroFinancial amended its amended and restated by-laws in connection with the MicroFinancial Board's approval of the transaction so that the provisions of Chapter 110D are not applicable to MicroFinancial. For both reasons described above, the restrictions of Chapter 110D will not be applicable to shares of MicroFinancial common stock purchased by Purchaser in the Offer or the other transactions contemplated by the Merger Agreement.

        Chapter 110F of the MGL also only applies to issuers that, among other criteria, have two hundred or more stockholders of record. There are currently no more than 60 stockholders of record of MicroFinancial, and so Chapter 110F of the MGL is not applicable to MicroFinancial. In general, Chapter 110F of the MGL prevents an "interested stockholder" (including certain persons who own or have the right to acquire 5% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Massachusetts corporation for a period of three years following the date that such person became an interested stockholder unless, among other things, prior to the date such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder.

        In accordance with the provisions of Chapter 110F, the MicroFinancial Board has approved the Merger Agreement, the Merger, the Offer, the Top-Up Option, the entry into the Tender and Support Agreement, the Contribution Agreements and the other transactions contemplated by the Merger Agreement and has taken all appropriate action so that the restrictions on business combinations set forth in Chapter 110F, with respect to MicroFinancial, will not be applicable to the Offer, the Top-Up Option, the Tender and Support Agreement, the Contribution Agreement, the Merger or any other transaction contemplated by the Merger Agreement.

        The foregoing discussion is not a complete statement of Massachusetts law and is qualified in its entirety by reference to Chapter 110C, Chapter 110D, Chapter 110F and the MGL. MicroFinancial and the MicroFinancial Board have agreed to take such actions as are necessary to render any other takeover statutes inapplicable to the Offer, the Merger and the other transactions contemplated under the Merger Agreement.

By-Law Amendment

        On December 11, 2014, the MicroFinancial Board approved amendments to the Company's Amended and Restated By-Laws (a) to opt out of Chapter 110D of the MGL relating to control share acquisitions (described above under "—State Takeover Laws"), and (b) to provide that the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the Massachusetts Business Corporation Act or the Company's Articles of Organization or By-Laws (as either may be amended from time to time), or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine shall, in all cases subject to such court's having personal jurisdiction over the indispensable parties named as defendants, be either the Business Litigation Session of the Superior Court of Suffolk County, Massachusetts or, if such venue is not permissible, another Massachusetts state court located in Suffolk or Norfolk County, or a federal court located in Massachusetts.

        This Schedule constitutes notice, in accordance with Section 10.20 of the MBCA, to the shareholders of MicroFinancial of the above changes.

Antitrust Compliance

        The Company has reviewed applicable antitrust or competition laws relevant to the Offer and the Merger, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC") thereunder. Although there can be no assurance that the Offer or the Merger will not be challenged by a private party or a governmental entity (including the FTC or the Antitrust Division of the Department of Justice), based on a review of the Company's business and other factors, the Company, Parent and Purchaser believe that the Offer and the Merger can be completed in compliance with all applicable antitrust or competition laws, including the HSR Act, and that no premerger notifications or filings will be required in connection with the Offer or the Merger.

Appraisal Rights

        No appraisal rights are available in connection with the Offer. In addition, under Massachusetts law shareholders who continue to own their shares of MicroFinancial common stock at the time of the Merger may not be entitled to appraisal rights in connection with the Merger. Section 13.02(a)(1) of the MBCA generally provides that shareholders of a Massachusetts corporation are entitled to appraisal rights in the event of a merger, subject to certain exceptions. One of the exceptions to this general rule applies to a merger in which cash is the sole consideration received by the shareholders, provided that no director, officer or controlling shareholder of the corporation has a direct or indirect material financial interest in the merger other than in (i) his, her or its capacity as a shareholder of the corporation, (ii) his, her or its capacity as a director, officer, employee or consultant of the corporation or the acquiring company pursuant to bona fide arrangements with the corporation or the acquiring company or (iii) any other capacity so long as the shareholder owns less than 5% of the voting securities of the corporation.

        MicroFinancial believes that this exception to the general rule that appraisal rights are available is applicable in this transaction and that MicroFinancial's shareholders are not entitled to appraisal rights in connection with the Merger. However, the MBCA took effect on July 1, 2004, and to date Section 13.02 has not been the subject of judicial interpretation in these circumstances. Accordingly, it is possible that a court could conclude that this exception is not applicable and that the Company's shareholders are entitled to appraisal rights under Massachusetts law. Any shareholder who believes that he, she or it is or may be entitled to appraisal rights and who wishes to preserve those rights should carefully review Sections 13.01 through 13.31 of Part 13 of the MBCA, which sets forth the procedures to be complied with in perfecting any such rights, and should consult their own legal and other advisors with respect to the same. Failure to strictly comply with the procedures specified in Part 13 of the MBCA would result in the loss of any appraisal rights to which the Company's shareholders may be entitled. To the extent any holder of shares of MicroFinancial common stock outstanding immediately prior to the Merger seeks to assert appraisal rights but is determined by a court to not be entitled to such appraisal rights (or was entitled to exercise such appraisal rights but fails to take all necessary action to perfect them or effectively withdraws or loses them), such holder will be entitled to receive the per share merger consideration for such shares, without interest.

        The foregoing summary of the rights of dissenting shareholders under the MBCA does not purport to be a statement of the procedures to be followed by shareholders desiring to exercise any appraisal rights which may be available under Massachusetts law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Massachusetts law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger to be provided under the MBCA. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Massachusetts law and is qualified in its entirety by reference to Massachusetts law.

        Shareholders cannot exercise any appraisal rights at this time. The information provided above is for informational purposes only with respect to the possible alternatives of shareholders if and when the Merger is consummated. If shareholders sell their shares of MicroFinancial common stock in the Offer (or otherwise prior to the Merger), such holders will not be entitled to exercise appraisal rights, if any, which may be available with respect to such shares in connection with the Merger.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase dated December 19 (incorporated herein by reference to Exhibit (a)(1)(A) to Purchaser's Tender Offer Statement on Schedule TO, filed by Purchaser and Parent with respect to MicroFinancial on December 19, 2014).
(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(6)	Form of Summary Advertisement as published on December 19, 2014 in The New York Times (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO).
(a)(7)
Press Release, dated December 15, 2014, regarding the proposed transaction among MicroFinancial, Purchaser and Parent (incorporated herein by reference to the Press Release filed under the cover of Schedule 14D-9 by MicroFinancial on December 15, 2014).
(a)(8)	Letter to Shareholders of MicroFinancial, dated December 19, 2014.*
(a)(9)	Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).
(e)(1)
Agreement and Plan of Merger, dated as of December 13, 2014, by and among Parent, Purchaser and MicroFinancial (incorporated herein by reference to Exhibit 2.1 to MicroFinancial's Current Report on Form 8-K filed on December 16, 2014).
(e)(2)
Tender and Support Agreement, dated as of December 13, 2014, by and between Parent and the individuals listed on the signature pages thereto (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).
(e)(3)
Contribution, Non-Tender and Support Agreement, dated as of December 13, 2014, by and between Parent and the individuals listed on the signature pages thereto (incorporated herein by reference to Exhibit (d) (4) to the Schedule TO).
(e)(4)(i)
Amended and Restated Employment Agreement between MicroFinancial and Richard F. Latour dated March 15, 2004 (incorporated herein by reference to Exhibit 10.8 to MicroFinancial's Annual Report on Form 10-K filed on March 28, 2007).
(e)(4)(ii)
Amendment to Amended and Restated Employment Agreement between MicroFinancial and Richard F. Latour dated December 24, 2008 (incorporated herein by reference to Exhibit 10.8.2 to MicroFinancial's Annual Report on Form 10-K filed on March 31, 2009).
(e)(4)(iii)	Amendment to Amended and Restated Employment Agreement between MicroFinancial and Richard F. Latour dated December 13, 2014.**

Exhibit No.	Description
(e)(4)(iv)	Amended and Restated Employment Agreement between MicroFinancial and James R. Jackson, Jr. dated February 1, 2013 (incorporated herein by reference to Exhibit 10.1 to MicroFinancial's Current Report on Form 8-K filed on February 4, 2013).
(e)(4)(v)	Amendment to Amended and Restated Employment Agreement between MicroFinancial and James R. Jackson, Jr. dated December 13, 2014.**
(e)(4)(vi)
Employment Agreement between MicroFinancial and Stephen Constantino dated May 4, 2005 (incorporated herein by reference to Exhibit 10.4 to MicroFinancial's Quarterly Report on Form 10-Q filed on August 12, 2005).
(e)(4)(vii)
Amendment to Employment Agreement between MicroFinancial and Stephen Constantino dated December 24, 2008 (incorporated herein by reference to Exhibit 10.10.2 to MicroFinancial's Annual Report on Form 10-K filed on March 31, 2009).
(e)(4)(viii)	Amendment to Employment Agreement between MicroFinancial and Stephen Constantino dated December 13, 2014.**
(e)(4)(ix)
Amended and Restated Employment Agreement between MicroFinancial and Steven LaCreta dated February 1, 2013 (incorporated herein by reference to Exhibit 10.1 to MicroFinancial's Current Report on Form 8-K filed on February 4, 2013).
(e)(4)(x)	Amendment to Amended and Restated Employment Agreement between MicroFinancial and Steven LaCreta dated December 13, 2014.**
(e)(5)(i)
Amended and Restated Employment Agreement between MicroFinancial and Richard F. Latour dated December 13, 2014 (incorporated herein by reference to Exhibit 10.1 to MicroFinancial's Current Report on Form 8-K filed December 16, 2014).
(e)(5)(ii)
Amended and Restated Employment Agreement between MicroFinancial and James R. Jackson, Jr. dated December 13, 2014 (incorporated herein by reference to Exhibit 10.2 to MicroFinancial's Current Report on Form 8-K filed December 16, 2014).
(e)(5)(iii)
Amended and Restated Employment Agreement between MicroFinancial and Steven LaCreta dated December 13, 2014 (incorporated herein by reference to Exhibit 10.3 to MicroFinancial's Current Report on Form 8-K filed December 16, 2014).
(e)(6)	Confidentiality Agreement, dated as of July 25, 2014, by and between Fortress Investment Group LLC and MicroFinancial (incorporated herein by reference to Exhibit (d)(8) to the Schedule TO).
(e)(7)	Commitment Letter, dated as of December 13, 2014 from the Fortress Funds (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).
(e)(8)	Opinion of Berenson & Company, LLC to the Board of Directors of MicroFinancial, dated December 12, 2014 (included as Annex II hereto).*
(e)(9)(i)
Credit Agreement among Santander Bank, N.A., as Agent, the Lenders party thereto, TimePayment Corp., and MF2 Holdings LLC dated December 13, 2014 (incorporated herein by reference to Exhibit 10.4 to MicroFinancial's Current Report on Form 8-K/A filed on December 18, 2014).
(e)(9)(ii)
Third Amended and Restated Credit Agreement among Santander Bank N.A., as Agent, the Lenders party thereto, TimePayment Corp., and MF2 Holdings LLC, dated December 13, 2014 (incorporated herein by reference to Exhibit 10.5 to MicroFinancial's Current Report on Form 8-K/A filed on December 18, 2014).

Exhibit No.	Description
(e)(9)(iii)	Escrow Agreement among TimePayment Corp., MF2 Holdings LLC, Santander Bank, N.A., and BNY Mellon, N.A., dated as of December 13, 2014 (incorporated herein by reference to Exhibit 10.6 to MicroFinancial's Current Report on Form 8-K/A filed on December 18, 2014).
(g)	None.

*
Filed herewith and included in the copy of the Schedule 14D-9 mailed to MicroFinancial's shareholders.

**
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ RICHARD F. LATOUR
	Name:	Richard F. Latour
	Title:	President and Chief Executive Officer

Date: December 19, 2014

ANNEX I

MICROFINANCIAL INCORPORATED
16 NEW ENGLAND EXECUTIVE PARK
BURLINGTON, MASSACHUSETTS 01803

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

        This Information Statement (this "Information Statement") is being mailed on or about December 19, 2014 to holders of record of common stock, par value $0.01 per share ("Shares"), of MicroFinancial Incorporated, a Massachusetts corporation (the "Company"), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Solicitation/Recommendation Statement") of the Company with respect to the cash tender offer (the "Offer") by MF Merger Sub Corp., a Massachusetts corporation ("Purchaser"), and wholly-owned subsidiary of MF Parent LP, a Delaware limited partnership ("Parent"), to purchase all issued and outstanding Shares. All of the Shares that that are purchased in the Offer will be purchased by Purchaser. Unless the context indicates otherwise, in this Information Statement we use the terms "us," "we," and "our" to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of holders of Shares to a majority of the seats on the Company's board of directors (the "Board"). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of December 13, 2014, by and among Parent, Purchaser and the Company (as such agreement may be amended or supplemented from time to time in accordance with its terms, the "Merger Agreement").

        Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on December 19, 2014 to purchase all Shares that are issued and outstanding, at a price of $10.20 in cash (such amount or any greater amount per share paid pursuant to the Offer, the "Offer Price"), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 19, 2014 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and the related letter of transmittal (as it may be amended or supplemented from time to time). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser with the United States Securities and Exchange Commission (the "SEC") on December 19, 2014.

        The Merger Agreement provides, among other things, that following the consummation of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the "Merger"), with the Company surviving as a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of the Company's common stock that is not tendered pursuant to the Offer (other than (i) shares that are held by Parent, Purchaser or MicroFinancial or any wholly-owned subsidiary of any of them, including shares that are contributed to Parent under the Contribution Agreement, and (ii) shares that are held by shareholders who properly exercise appraisal rights, if any, under the MBCA) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price.

        In connection with the Company's entry into the Merger Agreement, certain management stockholders of the Company are entering into a contribution, non-tender and support agreement with Parent, whereby such stockholders agree to contribute Shares (the "Contribution Shares") to Parent following Purchaser's acceptance of Shares in the Offer and before the Effective Time. Such stockholders will be admitted as limited partners of Parent.

        The Offer is initially scheduled to expire at 5:00 p.m., Eastern time on January 21, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC, or applicable law.

        Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Purchaser shall be entitled to designate such number of persons for election or appointment to the Board as will give Purchaser representation on the Board equal to at least such number of directors, rounded up to the nearest whole number, that is the product of (a) the total number of directors on the Board multiplied by (b) a fraction (i) the numerator of which is the number of Shares beneficially owned by Parent or Purchaser at such time together with the Contribution Shares and (ii) the denominator of which is the number of Shares outstanding, and the Company shall, at such time, cause Purchaser's designees to be so elected or appointed. The Company must make its best efforts to effect such election or appointment, including, at the request of Parent or Purchaser, by increasing the size of the Board and/or obtaining the resignations of such number of its incumbent directors as is necessary to enable Purchaser's designees to be elected or appointed. The Company will also cause Purchaser's designees to constitute the proportional number of members, rounded up to the next whole number, on: (i) each committee of the Board, (ii) each board of directors (or similar body) of each subsidiary of the Company, and (iii) each committee (or similar body) of each such board.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder, in connection with the possible appointment of Purchaser's designees to the Board. This Information Statement supplements certain information in the Solicitation/Recommendation Statement to which this Information Statement is attached as Annex I. You are not required to take any action with respect to the subject matter of this Information Statement.

        The information contained in this Information Statement (including information incorporated by reference herein) concerning Parent, Purchaser, and their designees has been furnished to the Company by Parent and/or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

Information with Respect to the Designees

        Purchaser has informed the Company that it will choose its designees to the Board from the list set forth below (the "Potential Designees").

        The Potential Designees have consented to serve as directors of the Company if so elected or appointed. None of the Potential Designees currently is a director of, or holds any position with, the Company. Purchaser has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

        Purchaser has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past 10 years, (i) been convicted in a criminal proceeding (excluding traffic violations or other minor offenses) or (ii) been subject to a judgment, decree or final order (other than those that were subsequently reversed, suspended or vacated) enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

        It is expected that Purchaser's designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than January 21, 2015, and that, upon assuming office, such designees will thereafter constitute at least a majority of the Board.

List of Potential Designees

        The following table sets forth information with respect to the Potential Designees (including, as of December 19, 2014, age, current principal occupation or employment and employment history during the last five years). Except as otherwise noted below, the business address of each Potential Designee is c/o Fortress Investment Group, 1345 Avenue of the Americas, New York, NY 10105. Each Potential Designee is a citizen of the United States.

Name	Age	Current Principal Occupation or Employment; Position(s) Held During the Past Five Years
David King	55	Mr. King is a Managing Director in Fortress's Credit Funds business, where he heads the Strategic Capital Group and focuses on investments in the financial services sector. Prior to joining Fortress in 2014, Mr. King founded and led Culpeper Capital Partners LLC. Mr. King was formerly a Senior Managing Director at Bear Stearns Merchant Banking and its successor firm Irving Place Capital, a middle-market private equity firm from 2001 to 2011, and a Managing Director of McCown De Leeuw & Co., where he worked from 1990 to 2000. From 2007 to June 2014, Mr. King served on the board of Doral Financial, and he currently serves on the boards of a number of private companies in the financial services sector.
Scott Lustig	32	Mr. Lustig serves as a Managing Director in the Fortress Credit Funds business where he is a member of the Fortress Strategic Capital Group. Prior to joining Fortress in 2014, Mr. Lustig helped co-found Culpeper Capital Partners LLC in 2011 and served first as Vice President and then as Managing Director. Prior to that, he worked as an Associate at Irving Place Capital beginning in 2007 and before that as an analyst at Endurance Capital Investors, L.P. Mr. Lustig is currently a director of Wheels Financial Group d/b/a LoanMart.
Douglas Greeff	58	Mr. Greeff is a senior advisor to various private equity and investment banking firms. Prior to launching his advisory business in 2009, Mr. Greeff was the Chief Financial Officer for Heyman Companies from 2006 to 2008. Prior to that position, Mr. Greeff served as CFO and EVP of Strategic Finance for Revlon, Inc. from 2000 through 2005 where he was a member of the executive operating committee. From September 1998 to May 2000 he was Managing Director, Fixed Income Global Loans, and Co-head of Leverage Finance at Salomon Smith Barney Inc. From January 1994 until August 1998 Mr. Greeff was Managing Director, Global Loans and Head of Leverage and Acquisition Finance at Citibank N.A. Mr. Greeff's business address is 16 Midland Street, Quogue, NY 11959.
Steven Campbell	42	Mr. Campbell serves as a Managing Director in the Fortress Credit Funds business where he is a member of the Fortress Strategic Capital Group. Prior to joining Fortress in 2010, he worked at D.B. Zwirn & Co focusing on middle market commercial debt restructuring and asset management. Before joining D.B. Zwirn & Co in 2005, he was a Vice President at GE Capital Corporation in the Commercial and Industrial Finance business focusing on middle market distressed debt and commercial loan restructuring. Prior to going to business school in 1997, Mr. Campbell was an Analyst in the Corporate Finance Dept. of Dean Witter Reynolds Inc. (later Morgan Stanley).

CERTAIN INFORMATION CONCERNING THE COMPANY

        The authorized capital stock of the Company consists of 25,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. As of December 13, 2014, there were 14,433,154 shares of common stock and no shares of shares of preferred stock issued and outstanding.

        The common stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of shareholders of the Company. Each share of the Company's common stock entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information as of December 12, 2014 with respect to the beneficial ownership of Common Stock of each person known by the Company to be the beneficial owner of more than 5% of the 14,433,154 shares of Common Stock outstanding as of such date, each director and named executive officer of the Company and all current directors and executive officers of the Company as a group.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percentage of Outstanding Common Stock
Directors and Executive Officers
Torrence C. Harder(3)	1,646,692	11.4%
Peter R. Bleyleben	1,468,871	10.2%
Brian E. Boyle	1,501,583	10.4%
Richard F. Latour(4)	709,312	4.8%
Alan J. Zakon	245,976	1.7%
Fritz von Mering	151,652	1.0%
James R. Jackson, Jr.(5)	229,181	1.6%
Steven J. LaCreta(6)	91,543	*
Stephen Constantino(7)	97,304	*
Vartan Hagopian(8)	—	—
All directors and executive officers as a group (9 persons)	6,142,114	41.2%
Others
Austin W. Marxe(9) David M. Greenhouse Adam C. Stettner c/o AWM Investment Company, Inc. 527 Madison Avenue, Suite 2600 New York, New York 10022	1,339,928	9.3%
Dimensional Fund Advisors LP(10) Palisades West, Building One 6300 Bee Cave Road Austin, Texas 78746	731,656	5.1%

*
Less than 1%

(1)
Unless otherwise indicated, the business address of each officer and director of the Company is 16 New England Executive Park, Suite 200, Burlington, Massachusetts 01803.

(2)
Unless otherwise indicated in the footnotes, each of the shareholders named in this table has sole voting and investment power with respect to the shares of Common Stock shown as beneficially owned by such shareholder, except to the extent that authority is shared by spouses under applicable law.

(3)
Includes 123,683 shares of Common Stock held in trust for Mr. Harder's daughter, Lauren E. Harder, over which Mr. Harder retains sole voting and investment power as the sole trustee and for which Mr. Harder disclaims beneficial ownership; 123,683 shares of Common Stock held in trust for Mr. Harder's daughter, Ashley J. Harder, over which Mr. Harder maintains voting and investment power as the sole trustee and for which Mr. Harder disclaims beneficial ownership; 276,045 shares of Common Stock owned by Entrepreneurial Ventures, Inc. over which Mr. Harder retains shared voting and investment power through his ownership in, and positions as President and Director of, Entrepreneurial Ventures, Inc.; and 400,000 shares owned by a limited liability company of which Mr. Harder is managing member, and the other members of which are trusts for the benefit of family members of Mr. Harder.

(4)
Includes 188,376 shares of Common Stock issuable upon the exercise of options granted to Mr. Latour, which vest on or before February 12, 2015. Excludes 23,241 shares of Common Stock underlying unvested restricted stock units with time-based vesting provisions and 26,683 shares of Common Stock underlying unvested restricted stock units with performance-based vesting provisions.

(5)
Includes 112,317 shares of Common Stock issuable upon the exercise of options granted to Mr. Jackson, which vest on or before February 12, 2015. Excludes 15,794 shares of Common Stock underlying unvested restricted stock units with time-based vesting provisions and 9,151 shares of Common Stock underlying unvested restricted stock units with performance-based vesting provisions.

(6)
Includes 68,179 shares of Common Stock issuable upon the exercise of options granted to Mr. LaCreta, which vest on or before February 12, 2015. Excludes 10,331 shares of Common Stock underlying unvested restricted stock units with time-based vesting provisions and 3,002 shares of Common Stock underlying unvested restricted stock units with performance-based vesting provisions.

(7)
Includes 64,156 shares of Common Stock issuable upon the exercise of options granted to Mr. Constantino, which vest on or before February 12, 2015. Excludes 10,057 shares of Common Stock underlying unvested restricted stock units with time-based vesting provisions and 2,935 shares of Common Stock underlying unvested restricted stock units with performance-based vesting provisions.

(8)
Mr. Hagopian served as the Vice President, Sales of TimePayment Corp., the Company's wholly-owned subsidiary, through December 8, 2014.

(9)
The number of shares and the following information is based upon information set forth in the amended Schedule 13G filed with the SEC on February 12, 2014 by Austin W. Marxe ("Marxe"), David M. Greenhouse ("Greenhouse") and Adam C. Stettner ("Stettner"), who are the controlling principals of AWM Investment Company, Inc. ("AWM"), the investment adviser to Special Situations Cayman Fund, L.P. ("Cayman") and to Special Situations Fund III QP, LP ("SSFQP"). Marxe, Greenhouse and Stettner are also members of SSCayman LLC, the general partner of Cayman. AWM also serves as the general partner of MGP Advisers Limited Partnership ("MGP"), which is the general partner of SSFQP. Of the 1,339,928 shares reported in the Schedule 13G as being beneficially owned by Marxe, Greenhouse and Stettner, 251,052 shares are owned by Cayman and 1,088,876 shares are owned by SSFQP. Marxe and Greenhouse have shared power to vote and the shared power to dispose of all 1,339,928 shares.

(10)
The number of shares and the following information is based upon information set forth in the Schedule 13G filed with the SEC on February 10, 2014 by Dimensional Fund Advisors LP, an investment adviser registered under the Investment Advisors Act of 1940 ("Dimensional Advisors"). Dimensional Advisors furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts

  (such investment companies, trusts and accounts, collectively referred to as the "Funds"). In certain cases, subsidiaries of Dimensional Fund Advisors LP may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser and/or manager, Dimensional Advisors or its subsidiaries (collectively, "Dimensional") possess voting and/or investment power over the securities of the Company that are owned by the Funds. However, all shares of Common Stock referenced in the table above are owned by the Funds. Dimensional disclaims beneficial ownership of such securities.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF SELLER

Name	Age	Position
Fritz von Mering	61	Non-Executive Chairman and Director (term expiring 2017)
Peter R. Bleyleben	61	Director (term expiring 2016)
Brian E. Boyle	66	Director (term expiring 2015)
Torrence C. Harder	71	Director (term expiring 2017)
Alan J. Zakon	78	Director (term expiring 2015)
Richard F. Latour	61	President, Chief Executive Officer, Director (term expiring 2016)
James R. Jackson, Jr.	53	Senior Vice President, Chief Financial Officer
Steven L. LaCreta	54	Vice President, Lessee Relations and Legal
Stephen J. Constantino	49	Vice President, Human Resources

  Fritz von Mering

          Mr. von Mering has served as a Director of the Company and a member of the Audit Committee since 2004, Chairman of the Audit Committee since January 2005, and a member of the Compensation and Benefits Committee and the Nominating and Corporate Governance Committee since January 2005. Mr. von Mering is currently managing director of Miles River Management, a strategic planning and financial management consultancy. He was a member of the board of directors of Syniverse Holdings, Inc., from 2008 to 2011, and served on its audit and compensation committees. From 1989 to 2006, he held various roles at Boston Communications Group, Inc. ("Boston Communications"), a Boston-based provider of call processing to the global wireless industry, including Chief Operating Officer, Vice President of Corporate Development, and Chief Financial Officer, and served on the Board of Boston Communications through March 2007. Prior to joining Boston Communications, Mr. von Mering was the Chief Financial Officer of Massachusetts Gas & Electric from 1986 to 1989. Before joining Massachusetts Gas & Electric, Mr. von Mering was regional vice president and general manager for Metromedia's paging division from 1980 to 1986. Prior to Metromedia, Mr. von Mering held various positions at Coopers & Lybrand, where he earned his C.P.A. Mr. von Mering earned his B.S. in Accounting from Boston College and an M.B.A. from Babson College.

          The Board believes that Mr. von Mering's qualifications to serve on the Board include his qualifications as a financial expert within the meaning of SEC regulations and the financial sophistication he has obtained through his previous experiences as a chief financial officer of a public company, his public accounting experience, and general accounting knowledge.

  Peter R. Bleyleben

          Dr. Bleyleben served as non-executive Chairman of the Board of Directors of the Company from 2002 through 2012. He has served on the Credit Policy Committee since 2005, and on the Strategic Planning Committee since 2012 and on the Audit Committee since July 2013. He served as first President and later as Chairman, Chief Executive Officer and Director of the Company or its predecessor from 1987 until 2002. He also has served on the boards of various private companies, including Common Angels, a Massachusetts-based angel investment group. Before joining the Company, Dr. Bleyleben was Vice President and Director of the Boston Consulting Group, Inc.

  Dr. Bleyleben earned an M.B.A. with distinction and honors from the Harvard Business School, an M.B.A. and a Ph.D. in Business Administration and Economics, respectively, from the Vienna Business School in Vienna, Austria and a B.S. in Computer Science from the Vienna Institute of Technology.

          The Board believes that Dr. Bleyleben's qualifications to serve on the Board include his experience as the Company's chief executive officer, from its early days through its initial public offering and beyond, which give him valuable insight and experience in the Company's business, operations, industry and history. He also brings a first-hand understanding of successful long-term business strategies from his experiences as chief executive officer, his membership on other boards of directors, and his work as a senior strategic business consultant.

  Brian E. Boyle

          Dr. Boyle, the Chief Executive Officer of the Company from 1985 to 1987 and Chairman of the Company Board from 1985 to 1995, has served as a Director of the Company or its predecessor since 1985. He has been a member of the Compensation Committee since 1997 (and its chairman since January 2010); a member of the Nominating and Corporate Governance Committee since January 2004 (and its chairman until January 2010); a member of the Credit Policy Committee since January 2005; and a member of the Strategic Planning Committee since March 2006. He was a member of the Company's Audit Committee from 1997 until July 2013. He was the Vice Chairman and a Director of Boston Communications from 1995 through 2007. Prior to joining Boston Communications, Dr. Boyle was the Chairman and Chief Executive Officer of Credit Technologies, Inc., a Massachusetts-based provider of credit decision and customer acquisition software, from 1989 to 1993. Dr. Boyle is also a director of several private companies. Dr. Boyle earned his A.B. in Mathematics from Amherst College and a B.S. in Electrical Engineering and Computer Science, an M.S. in Operations Research, an E.E. in Electrical Engineering and Computer Science and a Ph.D. in Operations Research, all from the Massachusetts Institute of Technology.

          The Board believes that Dr. Boyle's qualifications to serve on the Board include his over three decades of experience in executive leadership of public and private financial and technology companies, including as the Company's founding Chief Executive Officer and former Chairman.

  Torrence C. Harder

          Mr. Harder has served as a Director of the Company since 1986, served as Chairman of the Credit Policy Committee since January 2005, and has been a member of the Audit Committee since 1997 and of the Strategic Planning Committee since March 2006. He has been the President and Director of Harder Management Company, Inc., a registered investment advisory firm, since its establishment in 1971. He has also been the President and Director of Entrepreneurial Ventures, Inc., a private equity investment firm, since its founding in 1986. Mr. Harder is a director of Command Credit Corporation, MindEdge, Inc. and Rentometer, Inc., each of which is a privately held company. Mr. Harder earned an M.B.A. from the Wharton School of the University of Pennsylvania, and a B.A. with honors from Cornell University.

          The Board believes that Mr. Harder's qualifications to serve on the Board include the experience he has gained from approximately twenty-five years of investing in computer and finance-related companies.

Alan J. Zakon

        Dr. Zakon has served as a Director of the Company since 1988. He has served on the Compensation and Benefits Committee since 1997 (and as its chairman from January 2005 through January 2010); on the Nominating and Corporate Governance Committee since January 2004 (and its chairman since January 2010); and on the Strategic Planning Committee since March 2006. Dr. Zakon served as Managing Director of Bankers Trust Corporation from 1989 through 1995 where he was Chairman of the Strategic Policy Committee. Dr. Zakon was a member of the board of directors of Arkansas Best Corporation, a nationwide commercial transportation and trucking company, from February 1993 through April 2011. Dr. Zakon holds a B.A. from Harvard University, an M.S. in Industrial Management from the Sloan School at the Massachusetts Institute of Technology and a Ph.D. in Economics and Finance from the University of California at Los Angeles.

        The Board believes that Dr. Zakon's qualifications to serve on the Board include his twenty years of management consulting experience as well as his past service as chief executive of the Boston Consulting Group and current and past membership on six public company Boards, as well as his extensive background in finance.

Richard F. Latour

        Mr. Latour has served as President, Chief Executive Officer, Treasurer, Clerk and Secretary of the Company since October 2002. Prior to becoming Chief Executive Officer, he served as President, Chief Operating Officer, Chief Financial Officer, Treasurer, Clerk and Secretary, as well as a director of the Company, from February 2002. From 1995 to January 2002, he served as Executive Vice President, Chief Operating Officer, Chief Financial Officer, Treasurer, Clerk and Secretary of the Company. From 1986 to 1995, Mr. Latour served as Vice President of Finance and Chief Financial Officer. Prior to joining the Company, Mr. Latour was Vice President of Finance with Trak Incorporated, an international manufacturer and distributor of consumer goods, where he was responsible for all financial and operational functions. Mr. Latour earned a B.S. in accounting from Bentley College in Waltham, Massachusetts.

        The Board believes that Mr. Latour's qualifications to serve on the Board include his experience from more than two decades in senior positions at the Company, including over eight years as President, and his extensive knowledge of both the day to day operations of the Company and its strategic vision. The Board believes it is critical to have the insight of the Chief Executive Officer and President reflected in its strategic thinking.

James R. Jackson

        Mr. Jackson served as Vice President and Chief Financial Officer of the Company from April 2002 until February 2014, when he was promoted to Senior Vice President and Chief Financial Officer. Prior to joining the Company, from 1999 to 2001, Mr. Jackson was Vice President of Finance for Deutsche Financial Services Technology Leasing Group. From 1992 to 1999, Mr. Jackson held positions as Manager of Pricing and Structured Finance and Manager of Business Planning with AT&T Capital Corporation.

Steven J. LaCreta

        Steven J. LaCreta has served as Vice President, Lessee Relations and Legal of the Company since May 2005. From May 2000 to May 2005, Mr. LaCreta served as Vice President, Lessee Relations. From November 1996 to May 2000, Mr. LaCreta served as the Company's Director of Lessee Relations. Prior to joining the Company, Mr. LaCreta was a Leasing Collection Manager with Bayer Corporation.

Stephen J. Constantino

        Stephen J. Constantino has served as Vice President, Human Resources of the Company since May 2000. From 1994 to May 2000, Mr. Constantino served as the Company's Director of Human Resources and as Controller from 1992 to 1994. From 1991 to 1992, Mr. Constantino served as the Company's Accounting Manager.

GOVERNANCE OF THE COMPANY

Current Members of the Board of Directors and their Committee Assignments

        The current members of the Board of Directors on the date of this Information Statement, and the committees of the Board on which they serve, are identified below:

DIRECTOR	AUDIT COMMITTEE		NOMINATING AND CORPORATE GOVERNANCE COMMITTEE		COMPENSATION AND BENEFITS COMMITTEE		CREDIT POLICY COMMITTEE		STRATEGIC PLANNING COMMITTEE
Peter R. Bleyleben		*						*		*
Brian E. Boyle				*		**		*		*
Torrence C. Harder		*						**		*
Richard Latour
Fritz von Mering		**		*		*				**
Alan Zakon				**		*				*

*
Member

**
Chairperson

Description of the Roles of the Committees

        The Board of Directors has standing Audit, Nominating and Corporate Governance, Compensation and Benefits, Credit Policy and Strategic Planning Committees.

        Audit Committee.    The Audit Committee is appointed by the Board of Directors to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) compliance by the Company with legal and regulatory requirements, (3) the independent registered public accounting firm's qualifications and independence, (4) performance of the Company's independent auditors, and (5) the business practices and ethical standards of the Company. The Audit Committee is also directly responsible for the appointment, compensation, retention and oversight of the work of the Company's independent registered public accounting firm, and the preparation of the audit committee report included in this Information Statement.

        The Company is required by the rules of the SEC and the Nasdaq Stock Market to satisfy certain requirements with respect to its Audit Committee. In conformity with those requirements, the Company Board has approved the Audit Committee's written charter which may be found on the Company's web site at www.microfinancial.com.

        All of the members of the Audit Committee are independent and financially literate within the meaning of SEC regulations, the listing standards of the Nasdaq Stock Market and the Company's Corporate Governance Guidelines. The Board has determined that Mr. von Mering is qualified as an audit committee financial expert within the meaning of SEC regulations and that he meets the financial sophistication standards of the Nasdaq Stock Market.

        The Audit Committee met six times during the fiscal year ended December 31, 2013.

        Nominating and Corporate Governance Committee.    The Nominating and Corporate Governance Committee is appointed by the Board of Directors to assist the Board in identifying qualified individuals to become directors, recommend to the Board qualified director nominees for election at the shareholders' annual meeting, determine membership on the Board committees, recommend a set of Corporate Governance Guidelines, oversee annual self-evaluations by the Board and evaluate itself annually, and report annually to the Board on the Chief Executive Officer succession plan. The written charter of the Nominating and Corporate Governance Committee may be found on the Company's web site at www.microfinancial.com.

        All of the members of the Nominating and Corporate Governance Committee are independent within the meaning of the listing standards of the Nasdaq Stock Market and the Company's Corporate Governance Guidelines.

        The Nominating and Corporate Governance Committee met three times during the fiscal year ended December 31, 2013.

        Compensation and Benefits Committee.    The Compensation and Benefits Committee is appointed by the Board of Directors to discharge the Board's responsibilities relating to compensation of the Company's directors and officers. The committee has overall responsibility for approving and evaluating the director and officer compensation plans, policies and programs of the Company. The committee is also responsible for reviewing and recommending to the Board of Directors the executive compensation disclosure that is included in this Information Statement. The written charter of the Compensation and Benefits Committee may be found on the Company's web site at www.microfinancial.com.

        The committee has the sole authority to retain and terminate any legal counsel or compensation or other consultant to be used to assist in the evaluation of director or executive compensation and also has the sole authority to approve the consultant's fees or other retention terms. The compensation committee has periodically engaged Mercer, Inc. ("Mercer") to review the annual compensation of executive officers and make recommendations with respect to setting the appropriate targeted compensation levels. The committee engages Mercer directly and has sole authority to make decisions relating to that engagement. Mercer is not otherwise engaged to perform any other activities or services for the Company or its management. The committee is copied on all final work product developed, and receives copies of the final invoices from Mercer. Based on these factors, the committee is satisfied that Mercer is independent of management in evaluating and making recommendations with respect to executive compensation. See "Compensation Overview—Compensation Philosophy and Objectives" for more information on Mercer's role.

        The committee also has the authority, subject to ratification of the full Board, to adopt or amend certain equity compensation plans that are to be submitted to shareholders for approval, and any approval, amendment or termination of severance or change in control arrangements involving our directors or officers.

        All of the members of the Compensation and Benefits Committee are independent within the meaning of the listing standards of the Nasdaq Stock Market and the Company's Corporate Governance Guidelines.

        The Compensation and Benefits Committee met four times during the fiscal year ended December 31, 2013.

        Credit Policy Committee.    The Credit Policy Committee is appointed by the Board to discharge the Board's responsibilities relating to oversight of the Company's credit policies. The Committee has responsibility for approving and evaluating the Company's policies and programs relating to customer credit scoring parameters, including industry segments, product lines, and overall strategic direction. The Committee will evaluate management's recommendations consistent with those parameters, as established from time to time, and further as consistent with the Company's legal and regulatory requirements.

        Strategic Planning Committee.    The purpose of the Strategic Planning Committee is to support the Board in reviewing and assessing the long-range strategic objectives of the Company, and ensuring that the Company's strategies, priorities and policies are consistent with the Company's overriding goals of creating and building long-term sustainable value for its shareholders, and that the Company is carrying out its business in accordance with its values. These duties include providing guidance to management in the development of a long-term strategic (as opposed to operating) plan, assessing resource allocations decided by management for consistency with the long-term plan, reviewing the Company's performance on major capital investment projects, and reviewing proposed significant changes in the business operations, new or discontinued lines of business, asset or stock purchases or other extraordinary transactions.

The Board's Current Leadership Structure

        Since 2002, the Company has separated the roles of Chief Executive Officer and Chairman in recognition of the differences between the two functions. The Chief Executive Officer sets, with the guidance of the Board of Directors, the strategic direction of the Company and is responsible for the day to day management and leadership of the Company. The non-executive Chairman is charged with coordinating the activities of the various Board committees, acting as a liaison between the Board and management, assisting the Chief Executive Officer in setting the agenda for meetings of the Board and presiding over meetings of the full Board and shareholders as well as over executive sessions of the Board. The Board determined that this separation of duties provides an appropriate structure for the Company since it separates the day to day management of the Company from its oversight.

        Fritz von Mering has served as the Company's non-executive Chairman since the 2012 shareholder meeting, succeeding Peter Bleyleben. The Board of Directors has adopted a general policy to rotate the chair position on a periodic basis among the non-executive directors in order to bring different perspectives and backgrounds to the Board's leadership from time to time. It has not adopted a specific term limit for the non-executive Chairman position, however. In its most recent review of the policy, the Board determined to retain its current leadership structure, with Mr. von Mering remaining as non-executive Chairman.

The Board's Role in Risk Oversight

        The Board's role in the Company's risk oversight process includes receiving regular reports from members of senior management on specific areas of material risk to the Company, including operational, financial, strategic, legal, and reputational risks. Either the full Board, or in the case of certain types of risk, an appropriate committee of the Board, receives reports from each of the executive officers of the Company in order to enable it to understand the Company's risk identification, management and mitigation strategies. In particular, the Credit Committee of the Board oversees risks to the Company relating to the credit quality of its lease originations. The Audit Committee generally oversees financial risks relating to the Company including risks relating to the availability of credit under its credit facilities and interest rate risk relating to the use of those facilities. Where risk oversight is handled primarily by a committee of the Board, the chairman of the applicable committee makes regular reports to the full Board for discussion. It is the full Board's responsibility to evaluate the totality of the risks facing the Company in combination.

Selection of Nominees for the Board of Directors

        The Nominating and Corporate Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. A shareholder who wishes to recommend a prospective nominee for the Board should notify the Company's Corporate Secretary or any member of the Nominating and Corporate Governance Committee in writing with whatever supporting material the shareholder considers appropriate. The Nominating and Corporate Governance Committee will also consider whether to nominate any person nominated by a shareholder pursuant to the provisions of the Company's bylaws relating to shareholder nominations.

        Once the Nominating and Corporate Governance Committee has identified a prospective nominee, the Committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information is provided to the Committee with the recommendation of the prospective candidate, as well as the Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Committee determines, in consultation with the non-executive Chairman of the Board and other Board members as appropriate, that additional consideration is warranted, it may gather additional information about the prospective nominee's background and experience. The Committee then evaluates the prospective nominee against the standards and qualifications set out in the Company's Corporate Governance Guidelines, including:

  •
  the ability of the prospective nominee to represent the long-term interests of the shareholders of the Company;

  •
  the prospective nominee's standards of integrity, commitment and independence of thought and judgment;

  •
  the prospective nominee's ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee's service on other public company boards, as specifically set out in the Company's Corporate Governance Guidelines; and

  •
  the extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the Board.

        The Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee expertise, potential conflicts of interest, and the evaluations of other prospective nominees. In connection with this evaluation, the Committee determines whether to interview the prospective nominee, and if warranted, one or more members of the Committee, and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Committee.

        The Nominating and Corporate Governance Committee does not have a formal policy on diversity with respect to its Board composition. In considering new nominees and considering whether to renominate existing members of the Board, the Committee examines each person's specific skills and attributes in the context of the skill set represented on the Board as a whole, and seeks to achieve a Board with strength in its collective knowledge and a diversity of perspectives, skills and business and professional experience in a broad sense.

Determination of Director Independence

        The Board and the Nominating and Corporate Governance Committee have adopted Corporate Governance Guidelines for the Company. The Guidelines may be found on the Company's web site at www.microfinancial.com.

        Pursuant to the Guidelines, the Board undertakes a review of director independence annually. During this review, the Board considers transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates. The Board also examines transactions and relationships between directors or their affiliates and members of the Company's senior management or their affiliates. As provided in the Guidelines, the purpose of this review is to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent.

        As a result of this review, the Board has affirmatively determined that all of the directors are independent of the Company and its management under Nasdaq Stock Market rules and the standards set forth in the Corporate Governance Guidelines, with the exception of Richard Latour who is not considered independent based upon his employment by the Company. In making this decision, the Board considered all relationships between the Company and the directors. The Board also considered the former employment relationship of Dr. Boyle to the Company which ended in 1987, and the former employment relationship of Dr. Bleyleben to the Company, which ended in 2008, as well as the stock ownership positions of each director. The Board determined each such relationship, and the aggregate of such relationships, to be immaterial to the applicable director's ability to exercise independent judgment.

Meetings of the Board of Directors during Fiscal 2013

        In 2013, all the Company Board members attended over 75% of the aggregate of the meetings of the Company Board and its committees on which they served. The Company does not have a formal policy relating to attendance of Board members at its annual meeting of shareholders, but it encourages all members of its Board to attend. Four of the six Board members then serving attended the 2013 Special Meeting of Stockholders in Lieu of Annual Meeting.

        The Board of Directors met five times during fiscal 2013.

Compensation of Directors

        The annual compensation package for non-employee directors is currently comprised of:

  •
  an annual retainer of $21,500, to be paid at the director's election either entirely in shares of stock or 40% in cash and 60% in shares of stock, in each case with full vesting upon the date of issuance;

  •
  a cash fee of $1,250 for meetings, including committee meetings not held by telephone and not held on the same day as a full Board meeting;

  •
  committee meeting fees of $500 for telephonic meetings and meetings on the same day as Board meetings;

  •
  annual fees for the chairs of the Company's Audit Committee ($10,750), Compensation and Benefits Committee ($5,500) and Nominating and Corporate Governance Committee ($5,500), to be paid either entirely in shares of stock or 40% in cash and 60% in shares of stock, in each case with full vesting upon the date of issuance;

  •
  a fee for the non-executive Chairman of the Board of $10,750 per year, to be paid either entirely in shares of stock or 40% in cash and 60% in shares of stock, in each case with full vesting upon the date of issuance;

  •
  a stock grant made annually to each non-employee director valued at $45,000 on the date of grant; and

  •
  health insurance benefits for those non-employee directors who elect to participate, with the cost to be borne partially by the Company, consistent with its past practices.

        For purposes of determining the number of shares to be issued under the annual stock grant valued at $45,000, the Company uses the greater of the market value of a share of Common Stock on the grant date or the book value of a share of Common Stock on the last day of the fiscal year. For 2013, these awards were made January 28, 2014, at which time the market value of a share of Common Stock was greater than the per share book value, resulting in a grant of 5,062 shares of Common Stock to each director based upon the $8.89 closing share price on such date.

        Committee chairs may decide in their discretion that certain meetings are not substantive enough to merit the committee fees described above.

        The following table sets forth the compensation paid to each director of the Company for 2013, with the exception of Mr. Latour (whose compensation is presented in the executive compensation tables elsewhere in this Information Statement):

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(4)	Total ($)
Peter R. Bleyleben	12,500	65,596	—	—	13,124	91,220
Brian E. Boyle	16,500	71,099	—	—	13,124	100,723
Torrence C. Harder	15,000	65,596	—	—	13,124	93,720
Fritz von Mering	13,000	87,101	—	—	13,124	113,225
Alan Zakon	10,000	71,099	—	—	13,124	94,223

(1)
Fees earned or paid in cash represents payment of Board meeting and committee service fees, and any portion of the Board retainer fees taken in cash.

(2)
Represents the aggregate grant date fair value of stock awards made during the year in accordance with ASC Topic 718. These amounts include any portion of the annual retainer elected to be paid in stock during the year, as well as the grant date fair value of the stock grant made in January 2013, which had a grant date fair value of $44,100 for each director (based on the closing market price on the grant date). The stock grants made in January 2014, which had a grant date fair value of $45,000 for each director based on the closing market price on the grant date, are not reflected in this table because they were granted after the end of the fiscal year.

(3)
At December 31, 2013, there were no outstanding and unexercised options to purchase Common Stock held by non-executive members of the Board of Directors.

(4)
"All other compensation" represents payments made by the Company relating to health insurance benefits.

Certain Relationships and Related Person Transactions

        There are no transactions since the beginning of fiscal 2013, and no presently proposed transactions, in which the Company was or is to be a participant, of the nature required to be disclosed under Item 404(a) of Regulation S-K.

        Consistent with the requirements of the Nasdaq Stock Market, the Audit Committee of the Board of Directors of the Company reviews and oversees any transactions with a "related person" within the scope of the SEC's rules on disclosure of such transactions. The Company does not have a written policy relating to such review.

Communications with the Board of Directors

        Shareholders and other parties interested in communicating directly with the non-management directors may do so by writing to any non-management director, c/o MicroFinancial Incorporated, 16 New England Executive Park, Suite 200, Burlington, Massachusetts 01803. The Nominating and Corporate Governance Committee of the Board has approved a process for handling letters received by the Company and addressed to non-management members of the Board. Under that process, the Chief Financial Officer of the Company reviews all such correspondence and regularly forwards to the Board a summary of all such correspondence and copies of all correspondence that, in the opinion of the Chief Financial Officer, deals with the functions of the Board or committees thereof or that he otherwise determines requires their attention. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Chairman of the Company's Audit Committee and handled in accordance with procedures established by the Audit Committee with respect to such matters.

The Company's Code of Ethics

        The Company has adopted a Code of Business Conduct and Ethics, which is applicable to all directors, officers and employees of the Company, including the principal executive officer, the principal financial officer, the principal accounting officer and the controller. The Code of Business Conduct and Ethics may be found on the Company's web site at www.microfinancial.com. The Company intends to post amendments to or waivers from its Code of Business Conduct and Ethics (to the extent applicable to its directors, executive officers or such other officers mentioned above) on its website.

AUDIT COMMITTEE REPORT

        Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Exchange Act that might incorporate future filings, including this Information Statement, in whole or in part, the following Audit Committee Report set forth herein shall not be incorporated by reference into any such filings and shall not otherwise be deemed filed under such Acts.

        In connection with the preparation and filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2013, the Audit Committee (i) reviewed and discussed the audited financial statements with management, (ii) discussed with McGladrey LLP, the Company's independent registered public accounting firm ("McGladrey"), the matters required to be discussed by Statement on Auditing Standards No. 16, as adopted by the Public Company Accounting Oversight Board (United States), or PCAOB, and (iii) received the written disclosures and the letter from McGladrey required by applicable requirements of the PCAOB regarding its communications with the Audit Committee concerning independence, and discussed the independence of McGladrey with such firm. Based on the review and discussions referred to above, among other things, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2013.

Audit Committee:
Fritz von Mering, Chairman, Peter R. Bleyleben, Torrence C. Harder

EXECUTIVE COMPENSATION

        We are subject to the scaled disclosure requirements applicable to "smaller public companies" under the rules of the Securities and Exchange Commission. The information presented below under "Compensation Overview", together with certain other supplementary information presented below, is intended to give context to the summary compensation table and other required disclosure relating to the compensation of certain officers during the year ended December 31, 2013, our last completed fiscal year. In this section, we refer to the Compensation and Benefits Committee as "the committee" or "the compensation committee." The term "named executive officers" refers to our Chief Executive Officer, our Chief Financial Officer, and the other executive officers included in the summary compensation table below. We have elected to provide compensation information on more executive officers than is otherwise required, for purposes of year-to-year consistency and to give investors a complete picture of our compensation program by presenting information about each participant in our executive bonus plan.

Compensation Overview

Compensation Philosophy and Objectives

        The compensation committee has the responsibility of developing, overseeing and implementing our overall compensation philosophy. It has the sole authority to establish the total compensation of our Chief Executive Officer and other executive officers, as well as the specific elements of compensation that make up their total compensation. It also has the sole authority to establish compensation for the members of our Board of Directors. In practice, the committee has historically recommended its compensation decisions to the full Board of Directors for approval.

        The primary objectives of the compensation committee are to ensure that our executive compensation and benefits programs:

  •
  reflect our entrepreneurial orientation;

  •
  are competitive with other companies of similar size and business;

  •
  safeguard our interests and the interests of our shareholders;

  •
  are effective in driving performance to achieve financial goals and create shareholder value;

  •
  foster teamwork on the part of management;

  •
  are cost-efficient and fair to employees, management and shareholders; and

  •
  are well communicated to and understood by program participants.

        The philosophy of the committee is to create and maintain an environment where compensation is linked to performance. The committee seeks to ensure that a significant portion of each executive's compensation is contingent upon the achievement of company-wide goals and objectives. The committee also strives to ensure that the compensation packages provided to our executive officers are competitive with those of other companies engaged in the equipment financing industry to ensure that we can attract, motivate, and retain experienced industry talent.

        The committee places substantial emphasis on the combination of bonus plans and long-term equity awards described below, since it believes that rewarding executive officers with respect to both our annual financial performance and our long-term share appreciation is in the best interest of the shareholders.

Compensation Consultant

        Since 2007, the compensation committee has periodically engaged Mercer to review the annual compensation for our executive officers and make recommendations with respect to setting the appropriate targeted compensation levels. From time to time, Mercer has provided the committee with relevant market data and alternatives to consider when making compensation decisions for our Non-Executive Chairman and our President and Chief Executive Officer and on the recommendations being made by our President and Chief Executive Officer for our other executive officers.

Role of Executive Officers in Compensation Decisions

        Our President and Chief Executive Officer reviews annually the performance of each of the senior executive officers. He also presents a review of his own performance against specific agreed upon goals to the committee and the full Board. He makes this report to the committee along with any proposed recommendations for salary adjustments and/or annual bonus amounts. The committee has the sole discretion for the ultimate approval for any targets or adjustments proposed by management or any other party. No officer of the Company may be present during deliberations or voting concerning his own compensation.

Consideration of Regulatory Requirements

        Under Section 162(m) of the Internal Revenue Code, deductions for compensation of named executive officers in excess of $1 million, other than compensation that qualifies as performance-based, are disallowed for publicly traded companies. Since levels of compensation we pay are typically expected to be significantly below $1 million, the compensation committee has determined that it is unnecessary in most years to seek to qualify the components of its compensation program as performance-based compensation within the meaning of Section 162(m). The committee's present intention remains that, as long as it is consistent with its overall compensation objectives, substantially all federal income tax deductions attributable to executive compensation should not be subject to the deduction limitation of Section 162(m).

        We account for stock based payments, including our stock options, in accordance with accounting standards that generally require us to measure the expense of share-based payments to employees and directors based upon the grant date fair value of the award, and to recognize that expense over the vesting period of the award. The committee considers the impact of these accounting standards on our financial statements in determining the mix of total compensation to named executive officers between equity and non-equity awards.

Consideration of Prior Say on Pay Votes

        At our 2013 annual shareholder meeting, over 70% of the votes cast on the matter voted to approve, on a non-binding basis, the compensation of our named executive officers as described in the proxy statement relating to that meeting. Our compensation committee considered this level of support, as well as our past operating performance, in making the determination that the fundamental structure of our executive compensation program should remain intact for 2013. However, the committee will continue to monitor shareholder feedback as it reviews and establishes future executive compensation plans and determines awards for our named executive officers. Our Board of Directors has determined that an advisory vote on executive compensation will be held on an annual basis.

Compensation Program Design for 2013

        For fiscal year 2013, our last completed fiscal year, we paid our named executive officers through three principal types of compensation:

  •
  annual base salary,

  •
  bonus payments, which themselves consisted of two elements: (i) bonuses calculated under an executive incentive plan containing both objective and subjective performance targets, and (ii) cash bonuses determined at the discretion of our Board, paid out of a pool that was determined by reference to year-over-year growth in our net cash from operations, and

  •
  long term incentive equity awards in the form of restricted stock units, or RSUs, that have a combination of time-based vesting and performance-based vesting terms.

Base Salary

        The annual base salary of each executive officer is based on the scope of his responsibility and accountability within the Company, as well as on performance and experience criteria. In addition, the compensation committee considers the prior year's base salary and the internal pay equity of each executive in determining base salary for the current year. The compensation committee makes decisions regarding base salary of executives on an annual basis, typically in February of each year when the committee determines the annual compensation plan. Salary levels are also considered upon promotion of an individual, a new hire, or a change in responsibility. The compensation committee recognizes that, to some degree, the determination of an executive officer's base salary involves subjective considerations. The committee periodically consults Mercer, which utilizes surveys of broad-based and industry-specific compensation data, in order to confirm that each named executive officer's previously established total target compensation falls near the market median for his position based upon broad-based survey data. The committee did not target specific compensation levels upon an established group of other companies.

        During the first quarter of 2013, following a review of the Company's financial performance during fiscal 2012, the committee decided to increase salaries of each of the named executive officers by 2.0% over the prior year, retroactive to January 1, 2013. In Mr. Latour's case, the increase also reflects the commitment by the Company in his employment agreement to increase his annual salary by at least the annual percentage increase in the Consumer Price Index for the Company's region. Base salaries for 2013 were set as follows:

Name	2013 Base Salary	2012 Base Salary	Increase
Richard F. Latour President and Chief Executive Officer	$351,085	$344,201	2.0%
James R. Jackson, Jr. Senior Vice President and Chief Financial Officer	238,406	233,730	2.0%
Stephen Constantino Vice President, Human Resources	152,977	149,977	2.0%
Steven J. LaCreta Vice President, Legal and Vendor/Lessee Relations	156,409	153,342	2.0%
Vartan Hagopian(1) Former Vice President, Sales, TimePayment Corp.	204,000	200,000	2.0%

(1)
Mr. Hagopian's employment with TimePayment Corp. ended December 8, 2014.

Bonus Plans

        A significant component of the named executive officers' total target compensation consists of bonus payments, which are intended to tie the executive officers' compensation closely to our performance and to provide executive officers with incentives to achieve our goals, increase shareholder value, and function as a team. For 2013, there were two components to the cash bonus plans. These components were (i) the executive incentive plan, under which awards were determined by reference to company-wide performance against established metrics with a target award set as a percentage of salary, and (ii) a discretionary cash flow bonus plan under which the executives could be awarded bonuses, in the discretion of the Board acting on the recommendation of the committee, subject to a cap determined as a percentage of year over year growth in our net cash flow from operations, as reflected on our cash flow statement. Payments were further capped based upon measurements relating to the Company's net income and total dividends paid to shareholders, as described in more detail below.

        Executive Incentive Plan.    The compensation committee annually establishes specific goals and objectives for the senior executives to achieve during the year. These objectives are typically finalized in the first quarter of each year and communicated to the executive officers in such a way that the plans are easily understood by each member of the senior management team. These objectives are based primarily on total company performance, and have in most years had substantial common elements for each of the named executive officers, so as to foster a spirit of teamwork and cooperation among senior management in achieving common goals.

        For 2013, the amount of the bonus payment for each named executive officer was determined by reference to a matrix that evaluated performance on objective company-wide financial tests—net income and growth in sales—and also on a subjective component that took into account personal achievement, progress on our strategic plan, earnings quality, product and vendor expansion, financing, productivity improvements and similar matters. The total potential award for these officers was weighted with 70% of the target award based on objective factors, and 30% based on the qualitative or subjective factors, except that 90% of Mr. Hagopian's target award was determined by objective factors. Achievement of subjective measurements was determined by the committee after reviewing each qualitative goal at the end of the year and determining whether the goal had been met, not met, or exceeded, taking into account the assessment of the Chief Executive Officer.

        With respect to both the objective and subjective components of the 2013 plan other than growth in sales metrics, awards would be made on a graduated basis between 70% and 80% overall achievement of the applicable goals, such that 5% of the targeted bonus amount would be payable for each percentage point above 70%, and the officer would receive 50% of the targeted bonus amount under the applicable component for achievement of 80% of the applicable goal for such component. The targeted bonus amounts would be paid in full at 100% achievement, and up to 120% of the target payment would be possible under the plan (at 120% achievement or above on all measurements). Achievement at levels between those thresholds would be prorated. For the metrics relating to growth in sales, executive officers would begin to earn bonuses starting at 25% of the target award, increasing in a straight line from 0% earned at 25% achievement to 90% earned at 90% achievement, and increasing in a straight line thereafter up to a maximum of 125%. The target payment was set as a percentage of each officer's base salary. The committee retains the discretion to adjust awards on the basis of other factors it may consider appropriate at the time, including evaluation of management judgments about bad debts and related costs due to prior years' originations.

        Bonuses are paid in cash up to 100% of the total target award. Any amounts payable above 100% of the target award (up to the maximum) are payable in RSUs. For purposes of determining the number of RSUs (if any) payable under the plan, the dollar amount by which the final bonus determination exceeded the target bonus would be divided by the higher of the market price per share of our Common Stock as of the determination date, or the book value per share on the last day of our fiscal year. Any RSUs issued under the bonus plan will vest ratably over a period of five years, in 25% annual increments beginning on the second anniversary of the grant.

        The elements of the 2013 incentive plan are reflected in the following table.

Executive Officer	Net Income	Growth Metrics(1)	Subjective Analysis	Target Bonus (as percentage of base salary)
Richard F. Latour President and Chief Executive Officer	40%	30%	30%	100%
James R. Jackson, Jr. Senior Vice President and Chief Financial Officer	40%	30%	30%	50%
Stephen Constantino Vice President, Human Resources	40%	30%	30%	20%
Steven J. LaCreta Vice President, Legal and Vendor/Lessee Relations	40%	30%	30%	30%
Vartan Hagopian Former Vice President, Sales, TimePayment Corp.	20%	70%	10%	80%

(1)
For officers other than Mr. Hagopian, growth metrics refer to targets relating to increases in total originations (from equipment vendors, independent sales organizations and brokers) over the prior year. For Mr. Hagopian, growth metrics refer to targets relating to increases in non-broker originations over the prior year.

        In the aggregate, the total achievement under the 2013 executive incentive plan for the named executive officers other than Mr. Hagopian resulted in an award of 63.1% of the target bonus amount. The total achievement for Mr. Hagopian resulted in an award of 27.8% of his target bonus amount. Because the awards were less than 100% of the target awards, the entire awards were paid in cash.

        Discretionary Cash Flow Bonuses.    The Board of Directors, acting on the recommendation of the committee, made discretionary bonus awards out of a pool limited to one percent (1%) of the growth in net cash from operations over the prior two years. Awards were made out of the pool to a small number of employees in addition to the named executive officers. For 2013, the total pool was $73,130, based on the growth in net cash from operations from $83,468,000 in 2011 to $90,781,000 in 2012. From this pool, payments were made in three quarterly installments to the named executive officers in the amounts reflected in the table below. Total bonuses made out of the pool during 2013 were $54,828, of which $49,344 in aggregate was paid to named executive officers. It is the committee's expectation that, to the extent similar bonuses are made in the future, the pool will grow on a cumulative basis until it reflects a three year rolling total. In other words, payments during 2014 would be made (if they are made) out of a pool reflecting one percent of the growth in net cash from operations during 2012 and the growth in net cash from operations during 2013. Payments during 2015 and thereafter, if any, will be made from a pool reflecting growth (if any) in net cash from operations over each of the prior three years.

        The committee believes that cash flow from operations represents a key measure of performance. It reflects the Company's return on past leases made; it impacts the Company's need to borrow to finance additional leases; it funds dividend payments to shareholders; and it supports the growth of the Company's infrastructure. The bonus pool represents a cap on awards, however, and the committee's determination to make awards under this program or a similar program, and the size of any awards to be made from any future bonus pool, both remain in its and the Board's sole discretion.

        The table below outlines, in dollar amounts, the total cash and equity awards under the 2013 plans for each of the named executive officers, all resulting from the various factors described above.

Executive Officer	Cash Payment under 2013 Executive Incentive Plan	Cash Payments under 2013 Discretionary Cash Flow Plan	Total Cash Bonuses
Richard F. Latour President and Chief Executive Officer	$221,535	$16,448	$237,983
James R. Jackson, Jr. Senior Vice President and Chief Financial Officer	$75,217	$10,965	$86,182
Stephen Constantino Vice President, Human Resources	$19,306	$8,224	$27,530
Steven J. LaCreta Vice President, Legal and Vendor/Lessee Relations	$29,608	$8,224	$37,832
Vartan Hagopian Former Vice President, Sales, TimePayment Corp.	$45,370	$5,483	$50,853

        Other Plan Limitations.    The compensation committee imposed two additional limitations on potential payouts under the 2013 executive incentive plan: First, total bonus amounts payable to the named executive officers under the 2013 executive incentive plan could not exceed 8.0% of the

Company's net income for fiscal 2013. If the bonuses payable would otherwise exceed that limitation, the amounts payable would be reduced on a pro rata basis. Second, the total bonus amounts payable in cash under the 2013 executive incentive plan would not exceed 20% of total dividends paid to shareholders for the year. If the total cash amount payable under the plan would otherwise exceed this limitation, then the total award would not be reduced, but amounts above the dividend limit would be paid in RSUs rather than in cash, calculated in the same manner as other RSUs and described in more detail below. The final award determinations under the 2013 incentive plan were not affected by either of these limitations. Amounts payable as discretionary cash flow bonuses were not included in the calculation of these caps during 2013, but would not have caused total awards to exceed the relevant caps if they had been included. It is the committee's intention to count 50% of any amounts awarded under the discretionary cash flow plan in 2014 toward these caps, and 100% of such amounts in subsequent years.

Long-Term Incentive Plan Equity Awards

        We make two types of equity awards to our named executive officers under our long-term incentive plan. One award consists of restricted stock units (or RSUs) with a time-based vesting component, and a separate award consists of RSUs with a performance-based vesting condition measured over three years.

        Time-Based RSU Awards.    In January 2013, our Board, acting upon the recommendation of the committee, approved the grant of long term equity incentive awards in the form of RSUs to the named executive officers. The grant was valued at 20% of each named executive officer's annual salary, with the number of RSUs determined by dividing such dollar amount by the greater of the market price of the Common Stock on the grant date or the book value per share as of the end of fiscal 2012. These RSUs vest over five years, in 25% annual increments beginning on the second anniversary of the grant. Dividends will accumulate on the RSU awards and be payable only upon vesting. The grant date fair value of these RSU awards is reflected as compensation for 2013 under the summary compensation table below because they were made during fiscal 2013. Similar awards were made in January 2014, but are not reflected in the summary compensation table.

        Three-Year Incentive Awards.    Also in January 2013, a second RSU award was made that incorporated performance vesting measures based on growth in the Company's cash flow from operations over a three year period ending in 2015. If the targeted growth in cash flow from operations is achieved for 2015, the awards will vest following the end of that year (although the committee reserves the discretion to modify the vesting terms to account for extraordinary events). These performance-based RSUs represented 20% of salary for our chief executive officer, 10% of salary for our chief financial officer, and 5% of salary for our other named executive officers. The committee believes that cash flow from operations represents a key measure of performance for the same reasons set forth above under the description of our discretionary bonuses. A similar long term equity award in the form of performance-based RSUs was made in January 2014, with vesting conditioned upon growth in cash flow from operations in fiscal 2016 compared to fiscal 2013. Amounts relating to the January 2014 RSU awards are not reflected in the summary compensation table below, since they were made after the end of 2013.

        The total long-term incentive RSU grants awarded in January 2013 and in January 2014 (in each case as described above), were as follows:

		January 2013 RSUs		January 2014 RSUs
Executive Officer	Title	Time-based vesting	Performance- based vesting	Time-based vesting	Performance- based vesting
Richard F. Latour	President and Chief Executive Officer	9,118	9,118	7,898	7,898
James R. Jackson, Jr.	Senior Vice President and Chief Financial Officer	6,192	3,096	5,363	2,682
Stephen Constantino	Vice President, Human Resources	3,973	993	3,442	860
Steven J. LaCreta	Vice President, Legal and Vendor/Lessee Relations	4,062	1,016	3,519	880
Vartan Hagopian	Former Vice President, Sales, TimePayment Corp.	5,298	1,325	4,589	1,147

Stock Ownership Objectives and Guidelines

        The Board has instituted a policy with respect to time-based vesting awards that will not permit more than 50% of the shares underlying any portion that has vested to be sold by the executive officer until the end of the full vesting period. In addition, the committee adopted additional stock ownership guidelines in 2009 that will require the named executive officers to hold and retain during their employment specified numbers of shares (excluding shares underlying options but including RSUs), approximating three times annual salary for the Chief Executive Officer, two times annual salary for the Chief Financial Officer, and one times annual salary for the other named executive officers, with a period of five years from the date of implementation or employment to achieve compliance. Members of the Board will be required to hold and retain shares representing three times the annual retainer. This policy was be fully implemented in 2014 for the officers and directors serving at the time the policy was adopted. The Company believes that each of its current directors and executive officers is in compliance.

Repricings Prohibited

        Our stock plans prohibit the amendment of outstanding stock options to reduce the exercise price, or the replacement of outstanding stock options with options having a lower exercise price, without shareholder approval.

Perquisites and Other Personal Benefits

        The named executive officers are entitled to very few benefits that are not otherwise available to all of our employees. All of the named executive officers were eligible to participate in an executive disability insurance plan with the policy premiums paid by us. The total amount of the premiums we paid under this plan in 2013 was $17,005. We also match 50% of the first 6% of pay that is contributed to our tax-qualified 401(k) savings plan, up to regulatory limits, at the discretion of the compensation committee.

Summary Compensation Table

        The following table sets forth the compensation of Mr. Latour, our Chief Executive Officer; Mr. Jackson, our Chief Financial Officer; Mr. Constantino, our Vice President, Human Resources; Mr. LaCreta, our Vice President, Legal and Vendor/Lessee Relations; and Mr. Hagopian, the former Vice President of Sales of our wholly-owned subsidiary, TimePayment Corp.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Richard F. Latour	2013	351,085	16,448	137,680	221,535	22,753	749,501
President and Chief Executive	2012	344,201	—	127,604	345,000	17,131	833,936
Officer
James R. Jackson, Jr.	2013	238,406	10,965	70,119	75,217	9,994	404,701
Senior Vice President and Chief	2012	233,730	—	66,779	117,000	8,159	425,668
Financial Officer
Stephen Constantino	2013	152,977	8,224	37,494	19,305	9,595	227,595
Vice President, Human Resources	2012	149,977	—	35,706	30,000	3,605	219,288
Steven J. LaCreta	2013	156,409	8,224	38,336	29,608	3,184	235,761
Vice President, Legal and Vendor/	2012	153,342	—	36,505	47,000	2,064	238,911
Lessee Relations
Vartan Hagopian(3)	2013	204,000	5,483	50,000	45,370	11,000	315,853
Former Vice President, Sales,	2012	200,000	—	—	140,000	6,000	346,000
TimePayment Corp.

(1)
Represents the aggregate grant date fair value of RSU awards made during the applicable year computed in accordance with ASC Topic 718, based upon the market price of the underlying Common Stock at the grant date and assuming, in the case of RSU awards with performance based vesting provisions, that the performance condition will be fully satisfied at the end of the applicable measurement period.

(2)
Amounts shown in the table under "All Other Compensation" for 2013 reflect: for Mr. Latour, a 401(k) contribution from us of $7,650, payment of a disability insurance premium of $11,744, and payment of accrued dividends on RSUs vesting during the period of $3,359; for Mr. Jackson, a 401(k) contribution from us of $7,650 and payment of accrued dividends on RSUs vesting during the period of $2,344; for Mr. Constantino, a 401(k) contribution from us of $6,179, payment of a disability insurance premium of $1,912, and payment of accrued dividends on RSUs vesting during the period of $1,504; for Mr. LaCreta, a 401(k) contribution from us of $1,646 and payment of accrued dividends on vested RSUs of $1,538; and for Mr. Hagopian, a 401(k) contribution from us of $7,650 and payment of a disability insurance premium of $3,350.

(3)
Mr. Hagopian's employment with TimePayment Corp. ended December 8, 2014.

        In the table above, amounts reflected under the "Non-Equity Incentive Plan Compensation" column for each year reflect the cash amounts paid under that year's incentive bonus plan during the first quarter of the succeeding year. Amounts under "Stock Awards" reflect the aggregate grant date fair value of RSU awards made during the applicable year, computed in accordance with ASC Topic 718. For 2013, this amount reflects (a) the grant date fair value of the January 2013 long term incentive grants in the form of RSUs with time-based vesting provisions, and (b) grant date fair value of the January 2013 long term incentive grants in the form of RSUs with performance-based vesting provisions, based upon the probable outcome of the vesting provisions as of the grant date. For 2012, this amount reflects (a) the grant date fair value of the January 2012 long term incentive grants in the form of RSUs with time-based vesting provisions, and (b) grant date fair value of the January 2012 long term incentive grants in the form of RSUs with performance-based vesting provisions, based upon the probable outcome of the vesting provisions as of the grant date. Not reflected in this table are the RSU awards valued at $5,000 (662 shares), $2,000 (265 shares), $500 (66 shares), and $1,000 (132 shares) for Messrs. Latour, Jackson, Constantino and LaCreta, respectively, payable under our final 2012 incentive plan and issued in January 2013 for corporate performance in excess of the targets for those named executive officers; the cash amounts paid under the plan up to 100% of the target awards are reflected under "Non-Equity Incentive Plan Compensation" for 2012, while the fair value of the stock portion of the award as of the grant date was zero based on its estimated probable outcome at the time. For a more detailed description of the 2013 incentive bonus plan and the long term incentive option grants, see "Compensation Overview—Compensation Program Design for 2013" above.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Richard F. Latour	20,272	—	—	$5.77	2/26/2017
	68,724	0		$5.85	2/5/2018
	74,535	24,845		$2.30	2/3/2019
						6,438	(1)	$55,045
						9,520	(2)	$81,396
						9,667	(3)	$82,653
						9,780	(4)	$83,619
									9,667	(5)	$82,653
									9,118	(6)	$77,959
James R. Jackson, Jr.	7,073	—	—	$5.77	2/26/2017
	35,896	—		$5.85	2/5/2018
	52,011	17,337		$2.30	2/3/2019
						4,492	(1)	$38,407
						6,643	(2)	$56,798
						6,745	(3)	$57,670
						6,457	(4)	$55,207
									3,373	(5)	$28,839
									3,096	(6)	$26,471
Stephen Constantino	1,815	—	—	$5.77	2/26/2017
	17,843	—		$5.85	2/5/2018
	33,374	11,124		$2.30	2/3/2019
						2,882	(1)	$24,641
						4,262	(2)	$36,440
						4,328	(3)	$37,004
						4,039	(4)	$34,533
									1,082	(5)	$9,251
									993	(6)	$8,490
Steven J. LaCreta	2,763	—	—	$5.77	2/26/2017
	19,919	—		$5.85	2/5/2018
	34,123	11,374		$2.30	2/3/2019
						2,947	(1)	$25,197
						4,358	(2)	$37,261
						4,425	(3)	$37,834
						4,194	(4)	$35,859
									1,106	(5)	$9,456
									1,016	(6)	$8,687
Vartan Hagopian	—	—	—	—	—	5,298	(4)	$45,298
									1,325	(6)	$11,329

(1)
Granted February 2010, with vesting in annual increments between February 2012 and February 2015.

(2)
Granted February 2011, with vesting in annual increments between February 2013 and February 2016.

(3)
Granted January 2012, with vesting in annual increments between January 2014 and January 2017.

(4)
Granted January 2013, with vesting in annual increments between January 2015 and January 2018. These awards represent grants made under the long-term equity awards program in addition to RSU awards of 662 shares (Mr. Latour), 265 shares (Mr. Jackson), 66 shares (Mr. Constantino) and 132 shares (Mr. LaCreta) for performance in excess of targets during 2012.

(5)
Performance-based RSUs granted January 2012 will vest upon achievement of cash flow targets for fiscal 2014.

(6)
Performance-based RSUs granted January 2013 will vest upon achievement of cash flow targets for fiscal 2015.

        The table above reflects outstanding equity awards at December 31, 2013. It does not reflect the RSU grants made in January 2014, nor subsequent forfeitures relating to Mr. Hagopian's departure.

Option Exercises and Stock Vested

        None of our named executive officers exercised any options in 2013. The following table reflects restricted stock awards that vested during the year ended December 31, 2013:

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Richard F. Latour	6,391	$47,933
James R. Jackson, Jr.	4,460	$33,450
Stephen Constantino	2,863	$21,473
Steven J. LaCreta	2,926	$21,945
Vartan Hagopian	—	—

Potential Payments Upon Termination or Change in Control

        The table below sets forth the amount of payments that would be due to each named executive officer with whom we have a written employment agreement, in the event of his termination from employment for cause, without cause, upon disability or death, upon termination by the executive for good reason, termination by the executive without good reason, or in the event of a termination of employment in connection with a change in control. A more detailed summary of those agreements is provided below under the caption "Employment Agreements".

        The amounts shown in the table below assume that each executive was terminated on December 31, 2013, under the other assumptions indicated. The actual amounts to be paid to an executive can only be determined at the time of the termination or change in control.

        An executive is entitled to receive amounts earned during his term of employment regardless of the manner in which he is terminated. These amounts include base salary, any amounts deferred under our bonus plans, unused vacation pay and any amounts that had previously been earned but deferred. These amounts are not shown in the table.

        In the table below, where an executive is entitled to acceleration of the vesting of unvested stock options or stock awards, amounts are reported as zero where the executive has no outstanding awards that are in the money. Certain amounts reported below as disability payments or continued health care benefits may be reduced to the extent that the executive receives disability benefits under our current plans or finds new employment which offers health care coverage, respectively.

	Richard F. Latour	James R. Jackson, Jr.	Stephen Constantino	Steven J. LaCreta
By company without cause
Cash severance	$1,231,318	$357,609	$229,466	$234,614
Prorated bonus	345,000	—	—	—
Health care benefits	128,340	38,502	38,502	38,502
Disability premiums	69,865	—	—	—
Total	$1,774,523	$396,111	$267,968	$273,116
By company for cause
No payments	N/A	N/A	N/A	N/A

By executive with good reason	Same as "By company without cause" above.	N/A	N/A	N/A

By executive without good reason	N/A	N/A	N/A	N/A
Upon death
Twelve months salary	$351,805
Pro rated bonus	221,535	N/A	N/A	N/A
Accelerated stock options	155,281
Accelerated restricted stock	—
Total	$728,621
Upon disability
Salary	$351,805	$357,609	$229,466	$234,614
Pro rated bonus	221,535	—	—	—
Accelerated stock options	155,281	—	—	—
Accelerated restricted stock	—	—	—	—
Total	$728,621	$357,609	$229,466	$234,614
Termination without cause (or by executive with good reason) following change in control
Cash severance	$1,231,318	$357,609	$229,466	$234,614
Prorated bonus	345,000	—	—	—
Continued health care benefits	128,340	12,834	12,834	12,834
Disability premiums	69,865	—	—	—
Total	$1,774,523	$370,433	$242,300	$247,448
Termination for cause (or by executive without good reason) following change in control
No payments	N/A	N/A	N/A	N/A

Death during change in control period	Same as "Upon death" above.	Same as "Termination without cause following change in control" above.	Same as "Termination without cause following change in control" above.	Same as "Termination without cause following change in control" above.
Disability during change in control period	Same as "Upon disability" above.	Same as "Termination without cause following change in control" above.	Same as "Termination without cause following change in control" above.	Same as "Termination without cause following change in control" above.

        All payments described in the table above would qualify for a tax "gross-up" in the event they would be subject to an excise tax as "excess parachute payments" under Section 280G of the Internal Revenue Code, in order to put the executive in the post-tax position he would be in if the tax had not applied.

        In addition to the amounts that will become payable to Mr. Latour in the event he is terminated without cause, or in the event he terminates his employment for good reason, his employment contract provides that his equity awards will not be terminated, but will remain outstanding with the same expiration provisions that would pertain in the absence of his termination.

        Mr. Hagopian, the Vice President of Sales for our subsidiary TimePayment Corp., did not have a written employment agreement with us. However, in our offer letter to him in connection with his hiring, we agreed to pay him six months' severance in connection with a termination of his employment by us without "cause," as defined in that letter. If he had been terminated without cause as of December 31, 2013, the severance payment to him would have been $102,000. Mr. Hagopian's employment with TimePayment ended December 8, 2014.

        In the event of a change in control of the Company, regardless of whether an executive's employment is terminated in connection with or following the change in control, certain stock options and equity awards that are not vested at the time of the change in control will accelerate and (in the case of options) become immediately exercisable for a period of 15 days prior to the scheduled date of the change in control, unless determined otherwise by the Compensation and Benefits Committee. To the extent they are not exercised, such options will terminate upon the change in control. If the options are assumed in writing by the successor company, or if the options are substituted with like options of the successor company, then these acceleration and termination provisions will not apply. At December 31, 2013, the aggregate intrinsic value of unvested in-the-money options held by the named executive officers (i.e., the difference between the exercise price and the market value of the Company's Common Stock at that date) was $155,281 for Mr. Latour, $108,356 for Mr. Jackson, $69,525 for Mr. Constantino and $84,534 for Mr. LaCreta. Mr. Hagopian holds no stock options. Similarly, unvested RSU awards may be accelerated by the Compensation and Benefits Committee in connection with a change in control of the Company. At December 31, 2013, the market value of unvested RSU awards held by the named executive officers was $463,325 for Mr. Latour, $263,391 for Mr. Jackson, $150,360 for Mr. Constantino, $154,296 for Mr. LaCreta and $56,627 for Mr. Hagopian.

Employment Agreements

        Richard F. Latour.    We have entered into an employment agreement with Mr. Latour, which was amended and restated in March 2004. The agreement provides for automatically renewing successive one-year terms in March of each year unless it is terminated with six months' notice. In the event of a termination of Mr. Latour's employment agreement by the Company without cause, or by Mr. Latour for specified good reason, the employment agreement provides for three years of severance payments to Mr. Latour on the basis of his highest base salary during the employment period. In addition, Mr. Latour would also be entitled to a prorated payment of his base salary to the date of termination, the acceleration of any deferred compensation, and a pro rated percentage of the annual bonus amount paid to him for the prior year. Furthermore, his outstanding options or other equity awards would remain outstanding, without termination as a result of the termination. The table above under "Potential Payments Upon Termination or Change in Control" reflects three years plus six months of salary to give effect to the six month notice requirement.

        If Mr. Latour's employment is terminated by his death, his estate will receive his base salary at the rate in effect at the time of his death for a period of twelve months, and any accrued but unpaid amounts under the bonus program. In the event that his employment is terminated on account of a disability (meaning a mental or physical incapacity to perform his services for a period of six months), he would also receive his base salary for a period of twelve months, plus accrued and unpaid amounts under the bonus program. In the event of either his death or his disability, all unvested stock options or restricted stock awards would become vested. If, in connection with a payment under his employment agreement, Mr. Latour incurs any excise tax liability on the receipt of "excess parachute payments" as defined in Section 280G of the Internal Revenue Code of 1986, as amended, we would make gross-up payments to return him to the after-tax position he would have been in if no excise tax had been imposed. Except in cases where his employment is terminated for cause or by his death, Mr. Latour would be entitled to receive a continuation of health and disability benefits until the earlier of his death or his 65th birthday, but those amounts would be offset by any benefits provided by any new employer. As used in Mr. Latour's employment agreement, "for good reason" means the assignment to him of duties inconsistent with his position, authority, duties or responsibilities; our failure to pay the agreed base salary and provide him with benefits; moving him to a location outside of the metropolitan Boston, Massachusetts area; and our failure to require a successor to assume all obligations under the employment agreement. In exchange for these payments, Mr. Latour has agreed not to compete in certain respects with us for two years following the termination of his employment.

        Other Executives.    We have also entered into separate employment agreements with Messrs. Jackson, Constantino and LaCreta, which are designed to provide an incentive to each executive to remain with us pending and following a "change in control". Each employment agreement had an initial term of three years from May 2005, with an automatic renewal for a new three year period each one-year anniversary of the date of the agreement unless we give 60 days' notice to the executive that the period will not be renewed. If a change in control occurs within that term, the agreement provides for an employment period of one year following the change in control, with automatic extensions upon the expiration of the initial one-year term for successive one-month periods. Pursuant to each employment agreement, the executive will be entitled to receive an annual base salary of not less than twelve times the highest monthly base salary paid or payable to the executive within the twelve months preceding the change in control, as well as participation in bonus, incentive and benefit plans generally no less favorable than those provided or available to the executive prior to the change in control. If the employment agreement is terminated by us other than for cause, death or disability, or is terminated by the executive for specified good reason, we will pay, in a lump sum, the executive the aggregate of the following amounts: (i) 150% of annual base salary; (ii) any other compensation or bonus previously deferred by the executive, together with any accrued interest or earnings on those amounts; and (iii) any accrued vacation pay. In addition, we would continue to provide health benefits to the executive and the executive's family for at least six months and, if longer, until the next renewal date of the contract.

        If the executive's employment is terminated before a change in control, we are obligated to pay the amounts referenced above; however, payments of the executive's annual base salary would be payable over eighteen months. In that case, the executive would also be entitled to a continuation of health benefits over the same period. If the employment is terminated because of the executive's disability prior to a change in control, then we would pay the executive the salary amounts described above (including any previously deferred compensation and accrued vacation), less amounts that the executive would be entitled to receive under our disability benefit plans. Each of the executives has agreed not to become employed by a microticket leasing company that competes with us for the twelve months following any termination.

        A "change in control" is defined more specifically in each of these agreements, but it generally means one of the following:

  •
  the acquisition by any person, entity or group of beneficial ownership of 50% or more of our Common Stock or of the voting power entitled to vote in the election of our directors;

  •
  members of our Board of Directors at the date of the agreements ceasing to make up the majority of the Board, except where the new members of the Board are approved by majority vote of the Board at the time;

  •
  approval by our shareholders (or, if applicable, by a bankruptcy judge) of a merger, reorganization or consolidation, unless more than 60% of the Common Stock and voting power of the Company resulting from the transaction continue to be owned by shareholders who were the owners of such stock before the transaction; or

  •
  approval by our shareholders (or, if applicable, a bankruptcy judge) of a complete liquidation or dissolution of the Company or the sale of all or substantially all of our assets.

        Each of the above named executive officers entered into amendments to their respective employment agreements with us in December 2008 in order to clarify the timing of certain of the payments that could be made under the agreements, for the purpose of complying with newly applicable requirements of Section 409A of the Internal Revenue Code. The Compensation and Benefits Committee did not consider these amendments to be material.

        Each of Mr. Jackson and Mr. LaCreta entered into amended and restated employment agreements with us in February 2013 in order to bring the severance arrangements for Messrs. Jackson and LaCreta in line with the terms of the Company's agreements with Messrs. Latour and Constantino. Prior to the amendments, Messrs. Jackson and LaCreta's agreements had provided for severance amounts of 100% of their respective annual salary.

        The Compensation and Benefits Committee believes that these employment agreements are in our best interests and in the best interests of our shareholders as they provide the executives with the proper incentives to ensure that they fully cooperate with any new ownership pending a change in control event. In addition, they promote the stability and continuity of the senior management team at other times. The committee reviews these agreements annually to ensure that they are appropriate and adequate for each of the executives covered.

ANNEX II

December 12, 2014

CONFIDENTIAL

The Board of Directors
MicroFinancial, Inc.
16 New England Executive Park
Suite 200
Burlington, MA 01803

Members of the Board of Directors:

        Berenson & Company, LLC understands that, pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, to be dated as of December 12, 2014 (the "Agreement"), and to be entered into by MF Parent LP ("Parent"), MF Merger Sub Corp., a newly-formed wholly-owned subsidiary of Parent ("Purchaser") and MicroFinancial, Inc. ("Seller"):

  (i)
  Purchaser shall commence a tender offer to purchase all of Seller's common stock, par value $0.01 per share ("Seller Common Stock"), at a price of $10.20 per share, net in cash, without interest, subject to any tax withholding (such price, the "Offer Price" and such tender offer, the "Offer");

  (ii)
  Seller will grant to Purchaser an irrevocable option (the "Top-Up Option"), subject to the satisfaction of certain conditions set forth in the Agreement, to purchase from Seller, at a price per share equal to the Offer Price, the number of shares of Seller Common Stock equal to the number of shares of Seller Common Stock that, when added to the number of shares of Seller Common Stock owned by Purchaser as of immediately prior to the exercise of the Top-Up Option, constitutes one share more than 90% of the number of shares of Seller Common Stock then outstanding;

  (iii)
  following consummation of the Offer, Purchaser shall be merged with and into Seller, with Seller as the surviving corporation (the "Merger" and together with the Offer, the "Transaction"), whereby each issued and outstanding share of Seller Common Stock not owned directly or indirectly by Parent, Purchaser or Seller will be converted into the right to receive the Offer Price in cash; and

  (iv)
  each share of Seller Common Stock issued and outstanding immediately prior to the Merger (other than shares to be cancelled pursuant to Section 3.1(b) of the Agreement and Dissenting Shares (as defined in the Agreement)) shall be automatically converted into the right to receive an amount, in cash, without interest, equal to the Offer Price and all such shares when converted shall no longer be outstanding and shall automatically be cancelled and shall cease to exist.

        You have asked us to render our opinion to you as to whether the consideration to be received by holders of Seller Common Stock pursuant to the Offer or the Merger is fair, from a financial point of view, to the holders of Seller Common Stock (the "Opinion").

        In arriving at our Opinion, we have, among other things:

  (i)
  reviewed certain publicly available business and financial information relating to Seller that we deemed relevant;

  (ii)
  reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects, of Seller, furnished to us by Seller;

  (iii)
  conducted discussions with members of senior management, representatives and advisors of Seller concerning the matters described in clauses (i) and (ii) of this paragraph;

  (iv)
  compared the proposed financial terms of the Transaction with publicly available financial and stock market data, including valuation multiples and cost of capital, of certain other companies in lines of business that we deemed relevant;

  (v)
  compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant;

  (vi)
  reviewed a draft of the Agreement, dated December 10, 2014;

  (vii)
  participated in certain discussions among representatives of Parent and Seller and their respective financial and legal advisors; and

  (viii)
  conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

        For purposes of our analyses and this Opinion, we have assumed and relied upon the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided or otherwise made available to us by Seller and its advisors, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independent verification of such information or for any independent valuation or appraisal of any assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Parent or Seller, nor were we furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of Parent or Seller under any laws relating to bankruptcy, insolvency or similar matters. We did not assume any obligation to, and accordingly did not, conduct any physical inspection of the properties or facilities of Parent or Seller. With respect to the financial forecast information furnished to or discussed with us by Seller, we have assumed, and relied upon the fact, that it was reasonably prepared and reflects the best currently available estimates and good faith judgments of the senior management of Seller as to the expected future financial performance of Seller and that such future financial results were reasonable at the times and in the amounts projected by such management and its advisors. In addition, we have assumed that the representations and warranties of all parties to the Agreement are true and correct, that each party to the Agreement will perform in accordance with the Agreement all of the covenants and agreements required to be performed by such party, that all conditions to the consummation of the Merger will be satisfied without waiver thereof and without the imposition of any limitation, restriction, divestiture or condition that would adversely affect Parent or Seller in any material respect and that the Offer and the Merger will each be consummated in a timely manner in accordance with the terms described in the Agreement, without any modifications or amendments thereto. In rendering this Opinion, we have also assumed, with your consent, that the final executed form of the Agreement does not differ in any material respect from the latest draft that we have examined.

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        This Opinion is necessarily based upon economic, monetary, market and other conditions, and on information made available to us, as of the date hereof, and we assume no responsibility for updating, revising or reaffirming this Opinion based on circumstances, developments or events occurring after the date hereof. As you know, we are not legal, tax, accounting or regulatory experts and have relied on the assessments of other advisors to Seller and the Board of Directors of Seller (the "Board") with respect to such issues.

        This Opinion is provided at the request and for the benefit of the Board. This Opinion does not address the merits of the underlying decision by Seller to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to Seller. We do not express any view on, and this Opinion does not address, any term or aspect of the Agreement or the Transaction other than as described in the last paragraph of this letter. In addition, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Seller, other than the holders of Seller Common Stock. This Opinion does not constitute a recommendation to any holder of Seller Common Stock as to whether such holder should tender any shares pursuant to the Offer or as to how such holder should vote on the Merger, if and to the extent that such a vote is required by applicable law.

        We are acting as an advisor to the Board in connection with the Transaction and are to be paid a fee from Seller for our services, payment of which is contingent upon the consummation of the Transaction. We are also entitled to a fee in connection with our delivery of this Opinion, which became payable upon our notice to Seller that we were prepared to render this Opinion. In addition, Seller has agreed to reimburse us for all reasonable documented expenses we incur in connection with such services (subject to Board approval for expenses above a specified amount) and indemnify us for certain liabilities arising out of our engagement. Other than the present matter, in the past, we have not provided any investment banking or other financial services to Seller or Parent. We may provide investment banking and other financial services to Parent and its affiliates in the future for which we may receive compensation.

        This Opinion has been approved by a fairness committee of Berenson & Company, LLC. This Opinion may not be reproduced, summarized, described or referred to, or furnished (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent, which shall not be unreasonably withheld, other than as permitted in the following sentence. A copy of this Opinion may be included, in its entirety, as an exhibit to any tender offer recommendation statement on Schedule 14D-9 or proxy or information statement mailed to holders of Seller Common Stock, in each case, that Seller is required to file with the Securities and Exchange Commission in connection with the Transaction, but may not otherwise be disclosed publicly in any manner without our prior written approval. This Opinion is delivered subject to the conditions, scope of engagement, standard of care, limitations and understandings set forth herein and in the agreement between us and Seller, dated February 4, 2014.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by holders of Seller Common Stock pursuant to the Offer or the Merger is fair, from a financial point of view, to such holders.

Very truly yours,
/s/ Berenson & Company, LLC
Berenson & Company, LLC

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